9/26



06017224

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Wolford

*CURRENT ADDRESS

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04403 FISCAL YEAR 4-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 10/2/06



Annual Report 2005/06

Stock Data

in EUR	2005/06	2004/05	2003/04
Earnings (loss) per share	0.74	(0.99)	0.18
Stock price at end of financial year	19.40	17.50	22.45
Stock price high in financial year	22.18	29.40	23.20
Stock price low in financial year	16.10	15.73	9.50
Market capitalization at end of financial year	97,000,000	87,500,000	112,250,000
Trading volume (average daily number of shares)	13,983	13,897	13,688

Financial Calender

Tuesday	25.07.2006	Press conference on financial year, Vienna
Wednesday	09.08.2006	Sales for first quarter of 2006/07
Tuesday	12.09.2006	Annual Shareholders' Meeting, 2 p.m., Bregenz
Thursday	21.09.2006	Earnings for first quarter of 2006/07
Wednesday	27.09.2006	Ex-dividend date
Friday	29.09.2006	Dividend payment date
Wednesday	08.11.2006	Sales for first half of 2006/07
Monday	18.12.2006	Earnings for first half of 2006/07
Friday	16.03.2007	Sales for third quarter of 2006/07

Periodic update on Wolford website www.wolford.com/Investor Relations

Key Figures for the Wolford Group

in EUR '000	2005/06	Changes absolut / percentage points	2004/05	2003/04
Sales	121,426	5,119	116,307	119,214
EBITDA	13,695	7,481	6,214	9,359
EBITDA margin	11.3%	6.0	5.3%	7.9%
EBIT	7,433	7,947	(514)	2,633
EBIT margin	6.1%	6.5	-0.4%	2.2%
Result from continuing operations	6,003	8,172	(2,169)	1,021
Net profit (loss) for the year	3,504	8,191	(4,687)	860
Total assets	127,959	1,646	126,313	135,950
Non-current assets excluding financial assets	66,621	345	66,276	67,974
Bank borrowings and other liabilities	29,119	(1,963)	31,082	37,771
Net debt	20,178	1,466	18,712	23,412
Gearing	31.5%	0.8	30.7%	36.0%
Shareholders' equity	63,972	3,078	60,894	65,054
Equity ratio	50.0%	1.8	48.2%	47.9%
Gross liquidity	8,941	(3,429)	12,370	14,359
Cash generated by operations	4,276	(5,615)	9,891	12,917
Cash flow from operating activities	7,960	(2,784)	10,744	13,708
Capital expenditure	6,615	785	5,830	3,591
Depreciation and amortization	6,262	(466)	6,728	6,726
Number of employees (full-time equivalent)	1,383	(5)	1,388	1,430
ROS	2.9%	6.9	-4.0%	0.7%
NOPAT	5,575	5,961	(386)	2,217
Working capital	8,260	724	7,536	4,550
Capital employed	97,601	2,982	94,619	101,632
ROCE	5.7%	6.1	-0.4%	2.2%
ROE	5.5%	13.2	-7.7%	1.3%
WACC	4.7%	0.6	4.1%	4.3%
EVA	972	5,217	(4,245)	(2,172)

Contents

Key Figures >

Annual Report 2005/06

Wolford Aktiengesellschaft

Wolfordstraße 1, Bregenz on Lake Constance, Austria





Wolford Stock



Information on the stock

Wolford is an international luxury brand for legwear, bodywear, swimwear, lingerie and knitwear made from the finest yarns. New technologies and production techniques, a distinctive sense of fashion and use of the most exclusive materials have ensured that Wolford AG is the only Austrian brand in its segment with a global market presence and significance. Wolford is a byword for creative, innovative and high-quality products. But Wolford also stands for a share. Floated in 1995, it is listed on the exchanges in Vienna (Prime Market), Frankfurt (OTC) and New York (ADR program).

ISIN (International Securities Identification Number)	**AT0000834007**
Ticker Symbol	**WLFD**
Number of shares	**5,000,000**
Listed in Vienna (Prime Market), Frankfurt (OTC) and New York (ADR program, Level 1)	

The Company's performance in 2005/06 was positively received by the capital markets, even though the year-on-year share price increase of 10.86 percent was not able to keep pace with the dynamic growth of the ATX Index, which posted gains of over 61.90 percent. Wolford stock traded at EUR 17.50 at the start of the financial year (May 2, 2005), rising to EUR 19.40 at the year end (last trading day: April 28, 2006). During the year under review, the share price peaked on March 16, 2006 (the day following publication of the results for the third quarter of 2005/06) at EUR 22.18. The low of EUR 16.10 was recorded on February 1, 2006. Earnings per share improved significantly, from EUR 0.18 in 2003/04 and a EUR -0.99 in the following financial year to EUR 0.74 for the year ended April 30, 2006.

Share trading volumes grew more evenly in comparison with the previous financial year. The peak trading volume of 106,034 shares (double-counting) came on March 16, 2006, on the same day as the stock price high. Total trading volumes amounted to EUR 64,993,560.62, or 3,467,668 shares traded (double-counting). The average daily turnover for the 248 trading days was EUR 262,071 (13,983 shares).

International investment houses such as ABN Amro, London, and Berenberg Bank, Hamburg covered Wolford AG in 2005/06. In Austria, the Company received regular coverage from Bank Austria Creditanstalt AG, Deutsche Bank AG, Erste Bank der österreichischen Sparkassen AG and Raiffeisen Centrobank AG.

Investor Relations

As a listed company, Wolford takes pride in its tradition of professional, reliable communications with the capital markets. During financial 2005/06, Wolford again sponsored a wide range of activities aimed at promoting open dialog with private and institutional investors and further raising its profile in international capital markets. Wolford embraces continuity, transparent and consistent communications, and personal credibility. The communications activities serve to keep existing stockholders informed of the latest developments at the Company, and also reach out to potential new investors. As Chief Financial Officer, Peter Simma is the Executive Board member with the closest personal contacts in the financial community. He reports on the Company's performance in regular meetings with financial analysts, commentators and investors in financial centers in Anglo-American and European markets. The financial community also has access to all the relevant information online under the Investor Relations section of www.wolford.com.

Investor Relations:
Peter Simma (CFO)
Tel: + 43 (5574) 690 1213
Fax: + 43 (5574) 690 1219
E-mail: investor@wolford.com

Ownership structure

There were no significant changes in the shareholder structure of Wolford AG in 2005/06. The WMP family trust holds more than a quarter of the shares, and the Fredonia and Sesam private trusts each own between five and ten percent. Wolford AG itself holds five percent in the form of treasury stock. The remainder makes up the free float.



World of Wolford

Structure of the Wolford Group

WOLFORD AG,
BREGENZ A 1950

WOLFORD
(SCHWEIZ) AG
St. Margrethen CH 1971

WOLFORD
LONDON LTD.
London UK 1988

WOLFORD
SKANDINAVIA APS
Copenhagen DK 1995

- WOLFORD
  SKANDINAVIA APS
  Norway 1999
- WOLFORD
  SKANDINAVIA APS
  Finland 1999
- WOLFORD
  SKANDINAVIA APS
  Sweden 1999

WOLFORD
DEUTSCHLAND GMBH
Munich D 1975

WOLFORD
ITALIA S.R.L.
Milan I 1992

WOLFORD
AMERICA, INC.
New York USA 1996

WOLFORD
BOUTIQUES, LLC.
New York USA 1998

WOLFORD
CHINA LTD.
Hongkong PRC [1] 1998

WOLFORD
NEDERLAND B.V.
'S-Hertogenbosch NL 1998

WOLFORD
CANADA, INC.
Vancouver CDN 2000

WOLFORD
PARIS S.A.R.L.
Paris F 1987

FANCHON S.A.R.L.
Toulouse F 2006

WOLFORD
ESPAÑA, S.L.
Madrid E 1993

[1] in liquidation

100% subsidiary
Branch office

Locations


Vancouver
North America
New York
Mexico City
South America
Rio de Janeiro
Buenos Aires
Europe
London
Amsterdam
Oslo
Stockholm
Helsinki
Copenhagen
Brussels
Moscow
Paris
Zurich
Vienna
Munich
Madrid
Milan
Athens
Istanbul
Damascus
Cairo
Kuwait
Bahrain
Dubai
Africa
Asia
Seoul
Hong Kong
Australia
Sydney

Retail locations

219 Wolford boutiques
Of these, 148 are operated by partners and 71 by Wolford itself

3,500 Partners

Wolford Group
Representative Offices

Wolford's Products



Legwear

The Wolford Legwear range comprises the pantyhose, stockings, stay-ups, knee-highs and socks product groups. The range includes year-round essentials, as well as seasonal fashion collections twice a year. Legwear has constituted Wolford's core business for over five decades, and accounted for 49.3 percent of brand sales in 2005/06.

Bodywear

Wolford's Bodywear products such as the classic "body", shirts, tops, sweaters, cardigans, dresses, skirts and pants grew out of Wolford's hallmark circular knitting technology and are constantly being refined. The proportion of brand sales accounted for by the Bodywear segment grew from 36.3 percent in 2004/05 to 38.0 percent in 2005/06 as a result of the introduction of strategic and carefully chosen additions to the range.

Lingerie (bodyCULTURE)

Wolford's exclusive lingerie collection, consisting of year-round products and seasonal lines, completes the Wolford portfolio. "Cross stories", which feature a combination of designs and materials used in the lingerie and bodywear product lines are proving increasingly attractive to consumers. The Wolford lingerie collection generated 10.3 percent of brand sales in 2005/06.

Swimwear

The Wolford swimwear range is a summer collection that boosts sales especially in the Company's southerly markets, thanks to the extended warm season. This product group includes one-piece swimsuits and bikinis, fashionable beach accessories such as towels, pareos, dresses, shirts, tops and other items. Swimwear accounted for 2.1 percent of brand sales in 2005/06.

Highlights

Successful turnaround
In 2005/06 Wolford Group posted a significant increase in sales and improvements in all the main earnings measures. The luxury label grew very satisfactorily in virtually all its markets and strategic distribution channels, and with all the main product groups.

Sales were up EUR 5.1 million (4.4 percent) year-on-year, from EUR 116.3 million to EUR 121.4 million.

During 2005/06 EBITDA more than doubled, to EUR 13.7 million, and profit from continuing operations improved by EUR 8.2 million, to EUR 6.0 million.

The successful positioning of Wolford in the premium segment of the market is reflected in the average price per item in 2005/06 of EUR 15.68.

Successful brand realignment
With its focus on the luxury segment, Wolford has implemented a comprehensive set of measures aimed at permanently strengthening the brand. The Company today is increasingly seen as a contemporary and dynamic luxury global brand in all its markets.

Strategic portfolio expansion
Ready-to-wear products such as pants, skirts, suits, sweaters and coats have been included in the portfolio as part of the strategy of gradually expanding the range. These products already account for the bulk of growth at Wolford Group.

New look for Wolford stores
The new store concept has given the Group a uniform presence and an appealing and unmistakable image appropriate for the point of sale of a luxury brand. By the end of the financial year, a total of 23 locations had either opened in the new design or had been refurbished.

Distinction – courtesy of renowned international designers
Co-operative ventures with top designers Vivienne Westwood and Emilio Pucci and successful co-operation with Giorgio Armani and luxury brands Missoni and Lagerfeld Gallery underpin the exclusive positioning of the Wolford brand.

Restructuring
An efficiency enhancement program has enabled the Group to shorten throughput times along the production chain.

Highlights



Innovative lingerie design
For the greatest day in a woman's life. New: lingerie lines with contemporary cup forms and matching legwear in bridal white.

05 2005



Collection launch
Spring/summer 2006, presented to an international audience in Bregenz.

06 2005

New store concept
World and European premiere of the new Wolford boutique design in Zurich and Cologne. The unique new concept creates a fitting image for the point of sale of a luxury brand.





55th anniversary
The luxury edition – comprising exclusive couture bodies, pantyhoses and an evening gown – crowns 55 years of knitting technology and creativity.

08 2005





Imperial Legs — object of desire
Knitted to technical perfection by luxury label Wolford and refined by the creative hand of US designer Zac Posen. Limited to just 99 units worldwide, picture by top photographer Sante D'Orazio.

09 2005

We Care Campaign
Wolford has been actively participating in the fight against breast cancer for three years. In 2005, 10 percent of the sales price of a special pink ribbon product was again donated to international organizations working on the prevention and cure of breast cancer and in breast cancer education.

10 2005



Autumn media campaign
In Wolford's core European markets for the growing lingerie product group.

Publication of significantly improved earnings Wolford improved results for the first half of 2005.



Zac Posen for Wolford
Announcement of new designer co-branding with Zac Posen for the 2006/07 fall/winter season. The first joint collection features ten designs and will be distributed worldwide.

Wolford stock hits its high of EUR 22.18 for the financial year on 16 March 2006.

12 2005 | 01 2006 | 02 2006 | 03 2006 | 04 2006



Global roll-out of new Kenzo co-operation
The 2006/07 fall/winter collection unites Wolford's advanced knitting techno-logy with complex ethnic-style creations from global design house Kenzo.

Sales drive
Seductive lingerie for Valentine's Day.





Functional innovations
Three new shaping and supporting pantyhose designs extend Wolford's pioneering role in the innovative segment of the pantyhose market.

By the end of April 2006 a total of 23 Wolford outlets worldwide feature the new distinctive store design.



Interview with the CEO

In conversation with Holger Dahmen, Chairman of the Executive Board of Wolford

Mr Dahmen, financial 2005/06 was an extremely successful year for Wolford. You have achieved a sustainable increase in turnover and an improvement in all key earnings indicators, and you have further strengthened Wolford's reputation as an international brand in the luxury segment. How did you manage to achieve this turnaround in only two years?

The measures which were implemented one to two years ago are clearly now beginning to bear fruit. We carried out a comprehensive corporate and market analysis, which in turn led not only to a re-orientation of our product and communications policies, but also to changes in our distribution structure. And in the course of this change of direction we were also able to make further major improvements in our cost structure.

What were the decisive factors contributing to the success of this restructuring process?

We recognized that we had to offer a range which was a sensible mix of products produced with our traditional and very successful knitting technology and new models and designs aimed more at the ready-to-wear outerwear segment. That doesn't mean that we are no longer interested in "underneath", by which I mean garments directly next to the skin, but rather that we want to focus more strongly on the outer layers, the visible clothing.

These new products have been extremely well received by our female customers, so that in 2005/06 the bulk of our growth came from that segment. But at the same time as we were cautiously expanding our product range, we were also managing to successfully relaunch our brand image, starting with our core markets. Today, Wolford is increasingly perceived in all markets as a modern and very dynamic brand in the luxury segment. Also, we were able to achieve significant improvements in distribution by developing our new store concept, and during the last year we adapted no less than 23 locations to this bright, feminine, youthful design. The luxurious feeling of these new look sales points not only caused a sensation in the industry but has also contributed significantly to the rise in turnover. We also initiated an efficiency enhancement program which, for example, enabled us to reduce throughput times in our production chain. So, the successful implementation of all of these measures now allows us to concentrate more closely on building up our market.

In addition to Wolford's own boutiques and those run by partners, you also supply to multibrand retailers, as well as department stores and other retailers. Where do you see the greatest potential for growth?

We will continue to give the high priority to our own Wolford boutiques. However, the results of the financial year just ended also show that the partner-operated boutiques have considerable potential for growth. So we have made the decision to gradually convert all sales points to the new store design. But we will also continue to exploit the potential of shop-in-shops offered by department stores and multibrand retailers; this will involve deepening our co-operation with those partners who conform to the requirements of Wolford as a luxury brand.

Will you also expand your activities into new markets in the future?

In the process of optimizing our distribution structure we will be placing a heavy emphasis on our core markets, where we would like to further strengthen our mono-brand presence. In addition, we shall - with the utmost care as usual - look to generate part of our growth by opening up new markets.

The expansion of the Wolford product range will present the creative team with a new kind of challenge. Is Wolford well-placed to meet this challenge in the long term?

Absolutely. By bringing on board our new Creative Director, Antonio Berardi, we have secured the services of a top designer who will be able to design two new collections a year with the help of the Wolford creative team. Our declared aim is to continue to expand the Wolford brand within the premium product segment, and to strategically develop the range even further across all our lines - legwear, bodywear, lingerie, swimwear and, just recently, accessories. Reactions to pre-presentations of the spring/summer 2007 collection have been extremely positive, and this shows that under Berardi's leadership the team has managed to bring all our product groups together in a harmonious way.

Mr Dahmen, to round off, let's look at the future. What are your expectations for the current financial year?

Incoming orders from the prompt order business were very satisfactory in the first few weeks of this year, and the pre-order business for the fall/winter season 2006/07 showed a significant improvement compared with the same period last year. So we feel that the positive trend of the past financial year will continue. Of course, our sector is particularly dependent on general fluctuations in the economy, but the geographic breadth of our distribution network puts us in a better position to even out the ups and downs of local markets. Thanks to the measures we have implemented, and to the extremely high motivation of our employees and sales partners - whom I would like to thank here for their commitment and dedication in the past year - we are perfectly equipped to meet the challenges of the future.





Boards



Executive Board

Holger Dahmen
Chief Executive Officer
Responsible for sales,
production and technology
Member of the Board since January 2004

Peter Simma
Chief Financial Officer
Responsible for finance,
human resources, IT and procurement
Member of the Board since August 2001

Roberto Geronzi
Responsible for marketing
Member of the board since December 2001

Supervisory Board

Theresa Jordis
Chairwoman

Emil Flückiger
Deputy Chairman

Wolfgang K. Meusburger
(until April 30, 2006)

Gerd Strehle
(until March 31, 2006)

Delegated by the Staff Council:

Anton Mathis

Peter Glanzer

From left to right:
Peter Simma
Holger Dahmen
Roberto Geronzi





Wolford's Financial Year 2005/06

Performance of the Wolford Group

Wolford Group looks back over a successful 2005/06, with increased sales and improvements in all the main earnings measures. This is chiefly the result of the strategy adopted two years ago: to position the Wolford brand clearly and permanently in the luxury segment of the market. Sales were up 4.4 percent year on year, from EUR 116.3 million to EUR 121.4 million, and about 2 percent better than in 2003/04. Performance was also encouraging in individual quarters, with sales increases in each. In the fourth quarter alone, revenues grew by 10.5 percent.

This dynamic increase in sales volumes by Austria's luxury segment supplier is the result of concentrated efforts to reinforce the Wolford brand: the measures included well-considered expansion of the product range and concurrent measures to develop fashion expertise, a new advertising campaign, a rigorous pricing policy and a new store concept. The luxury Wolford label posted satisfactory growth in virtually all its markets and strategic distribution channels, and with all the main product groups.

Dynamic growth of retail business

While business with wholesale partners in 2005/06 accounted for around two thirds of total sales (66.9 percent), the retail business posted disproportionately fast growth. Accounting for just over 4 percent of sales as recently as 10 years ago, the retail business - Wolford-operated boutiques, shop-in-shops and factory outlets - grew by 24.5 percent in 2005/06 to contribute 33.1 percent of total revenues.

Sales by distribution channel

Broken down by distribution channel, the boutiques made the largest contribution to total sales. In 2005/06 42.6 percent of sales were accounted for by boutiques, 26.8 percent by multibrand retailers, 21.6 percent by department stores, 5.0 percent by factory outlets and 4.0 percent by private labels.

At balance sheet date Wolford Group had a network of 219 boutiques, of which 148 were operated by business partners and 71 by Wolford. The boutiques' sales in 2005/06 rose by 15.6 percent. The standards of Wolford boutiques are constantly reviewed as part of the drive to improve distribution quality. During financial 2005/06, not only were numerous boutiques given a new look, but some outlets were closed, some opened and some taken over by partners.

Sales by distribution channel 2005/06


Boutiques 42.6%
Private labels 4.0%
Factory outlets 5.0%
Department stores 21.6%
Multibrand retailers 26.8%

Sales by distribution channel


Multibrand retailers
Department stores
Private labels
Boutiques
Factory outlets
60 %
50 %
40 %
30 %
20 %
10 %
0 %
1995/96
2005/06

Trends in selected markets

Wolford posted increased sales in virtually all its markets in 2005/06.

Broken down by region, there were no significant changes in shares compared with the previous year. The proportion of sales accounted for by the European Union (EU 25) remained unchanged over the previous financial year at 72.3 percent, with 27.7 percent going to non-EU countries. Exports, at 86.1 percent, also remained at the same level.

Sales EU / non-EU


European Union
Non European Union
2005/06²
2004/05²
2003/04¹
0
10
20
30
40
50
60
70
80
90
100
in %

[1] EU 15
[2] EU 25

Detailed analysis reveals double-digit growth in Spain (up 31 percent), Eastern Europe (up 21 percent), Scandinavia (up 11 percent) – thanks to a strong fourth quarter up 14 percent in Italy and 10 percent up in the Netherlands. Wolford performed well in its home market, Austria, which is also its third largest market overall, with an increase of 5 percent. Performance was also satisfactory in Germany, which is still Wolford's largest market with a 17.6 percent contribution to total sales in 2005/06; in spite of the difficult economic climate, sales were still up 4 percent. Sales increases in six consecutive quarters clearly reflect the positive growth trend. Sales in the USA, too, continued to improve, with growth of 2 percent – it is the second-largest market, with a 14.5 percent share of total sales. While sales for the year were slightly down in France and the United Kingdom, the latter showed clear signs of recovery in the last quarter, with an increase of 16 percent.

Sales by geographic market 2005/06



FRG 17.6%
USA 14.5%
A 13.9%
Other 17.1%
NL 5.7%
CH 6.2%
UK 6.5%
SCAN 7.3%
F 11.2%

Change in brand sales by geographic market 2005/06


E
31%
CEE
21%
I
14%
SCAN
11%
NL
10%
CH
8%
A
5%
FRG
4%
USA
2%
F
-4%
UK
-5%
Far East
-6%
-20%
-10%
0%
10%
20%
30%
in Group currency

The Wolford brand center stage

As in past years, the Wolford brand accounted for 96.0 percent of total sales in 2005/06. With 4.0 percent of total sales, the share of the total accounted for by the private label segment increased slightly, thanks in parts to the acquisition of new partners (2004/05: 3.8 percent).

Sales split between brand and private labels in 1995/96 and 2005/06


Private labels 11%
Brand 89%
1995/96
Private labels 4%
Brand 96%
2005/06

The increase in the average price per item clearly shows that Wolford has satisfactorily positioned itself in the premium segment of the market. Wolford has successfully managed to introduce adequate pricing policies that reflect the unique quality of its products in almost all segments, despite a continuing trend towards discount pricing – in Germany in particular and to a lesser extent in Austria – by a wide range of suppliers in all segments of the market. For Wolford, the average price per item passed the EUR 15 mark for the first time in 2004/05, and continued to rise in 2005/06, to EUR 15.68.

Average price per item (EUR) based on wholesale prices


2005/06 15.68
2004/05 15.21
2003/04 14.66
0
5
10
15
20

As an international luxury brand, Wolford is a byword for quality, comfort and design in its legwear, bodywear, lingerie and swimwear product groups. Legwear remains by far the largest product group, contributing 49.3 percent (2004/05: 50.5 percent) to brand sales, followed by bodywear with a share of 38.0 percent (2004/05: 36.3 percent), lingerie with 10.3 percent (2004/05: 10.4 percent), swimwear with 2.1 percent (2004/05: 2.5 percent) and accessories with 0.3 percent (2004/05: 0.3 percent).

Brand sales by product group 2005/06


Legwear 49.3%
Accessories 0.3%
Swimwear 2.1%
Lingerie 10.3%
Bodywear 38.0%

In addition to positive revenue growth of 2 percent in its core legwear market, trends were also extremely positive elsewhere, most notably in bodywear. Strategic and selective expansion of fashionable ladies' outerwear enabled Wolford to increase sales by 9 percent in this particular product group, and thus also to expand the group's share of brand sales.

Following on after co-operative ventures with designers such as Vivienne Westwood, Lagerfeld Gallery, Missoni and Emilio Pucci, and successful work with Giorgio Armani, the co-branding agreements with luxury French brand Kenzo and American designer Zac Posen have been extremely well received by the industry and by wholesalers.

Share of brand sales by product group



Legwear
Bodywear
Lingerie
Swimwear
Accessories
50 %
40 %
30 %
20 %
10 %
0 %
1999/00
2005/06

New look for Wolford stores

As part of the process of strategic repositioning and global reorganization, the focus of activities in 2005/06 – Wolford's 55th year of operations – centered on revitalizing the image of the Group's mono-brand business. The new store concept has given the Group a uniform presence and an appealing and unmistakable image appropriate to the point of sale of a luxury brand. The first boutiques to appear in the new design opened their doors in August 2005 in Cologne and Zurich. In 2005/06 a total of 23 outlets were refitted with the new design or newly opened. There are new look boutiques, for example, in Salzburg, Linz, Athens, Copenhagen, 's-Hertogenbosch, Lyngby, Moscow, Kassel, Milan, Bergamo, Bordeaux, Marseille and Beverly Hills. The contemporary design has been extremely well received by consumers, as is borne out by sales growth figures predominantly in double digits. These successes have also continued into the newly revamped shop-in-shop outlets in department stores; stores of this type have been opened or refitted in Aachen, Hannover, Hamburg, Rotterdam and The Hague.

The strategic focus on unceasing product innovation is also reflected in the gathering improvement in sales. Over two thirds of brand sales (68.2 percent) in 2005/06 were accounted for by products that were less than three years old.

Only 10 years ago the share of sales accounted for by new products was only 46.7 percent. Wolford's much loved best sellers, which have captivated customers worldwide with their elegance, durability and quality for many years, accounted for about a quarter (22.9 percent) of brand sales in 2005/06 (2004/05: 23.0 percent).

Brand sales by product age in 1995/96 and 2005/06


5+ years 27.6%
4-5 years 11.0%
3-4 years 14.7%
2-3 years 16.0%
1-2 years 19.6%
0-1 years 11.1%
1995/96
5+ years 22.9%
4-5 years 3.3%
3-4 years 5.6%
2-3 years 19.9%
1-2 years 27.7%
0-1 years 20.6%
2005/06

Corporate Social Responsibility

As a global concern, Wolford is aware of its corporate responsibilities to society and the environment. Not only economic but also social and environmental values are fundamental to its corporate strategy and operations. These responsibilities are in turn the motivation underlying numerous activities in the fields of health care, culture, and protection of the environment and of ecosystems.

Economic responsibility

Together with its employees and business partners, Wolford is always working to ensure that the business continues to be profitable and successful. Its corporate strategy is focused on maintaining its brand value in the long term, but without losing sight of shorter-term market demands and capital market requirements. The good results of 2005/06 confirm the soundness of this policy of long-term strategic management.

Social responsibility

Wolford Group recognizes that its employees play a major role in the success of the business, and therefore attaches great importance to training and continuing education. In the past financial year, the Group made investments in long-term development programs for managerial effectiveness, leadership and change management.

Optimum working conditions and high health and safety standards are also prime concerns within the Wolford Group. In addition to standardized check-ups - for instance, the company offers free eye tests - two major health campaigns were started last year: a comprehensive anti-smoking campaign, and a breast-cancer prevention campaign entitled "Prevention Makes Sense", in which 450 female employees participated.

Social responsibilities, however, extend well beyond the circle of the Group's own employees: for three years, Wolford has been supporting a worldwide initiative to encourage awareness of breast-cancer prevention through the annual sale of a special "pink ribbon" product. In 2005, Wolford also donated 10 percent of the sales income from the current pink ribbon shirt to international organizations which work on the prevention and treatment of breast cancer, and run education campaigns.

Branding

The Group continues to work towards the realization of its strategic goal: the positioning of Wolford as an international luxury brand, based on a blend of innovation, exclusivity of design and a carefully selected marketing mix.

The cornerstones of the Wolford strategy are:

- Long-term strengthening of the brand, through concentration on the core brand message, strategic, selective expansion of the product portfolio and an unrelenting focus on growth drivers
- Further expansion of market share in the premium segment, supported by co-operative projects with international star designers
- Introduction of a new visual brand identity through the roll-out of the new store concept, combined with an even stronger customer focus, all harnessed for revenue-driven growth

Positive sales growth generated by the Wolford luxury label in almost all product groups in 2005/06 clearly reflects the longer-term success of the new strategy introduced two years ago. Today, Wolford's focus is clearly on the luxury segment of the market, and it continues to devise and implement a range of measures aimed at increasing the continuing impact of the brand. These include in particular the strategic expansion of the product range and the broadening of fashion design expertise. The Wolford brand has in recent years developed beyond its origins in legwear and bodywear to become an international luxury brand with a full-range fashion product portfolio. The introduction of outerwear products such as trousers, skirts, suits, sweaters and coats in addition to the existing lingerie and swimwear product groups several seasons ago has met with lively interest from consumers and marks a gradual but definite shift towards a younger target audience.

Wolford is a global luxury brand. Its high quality original products are unique and unmistakable. Co-operative ventures with top designers Vivienne Westwood and Emilio Pucci, and successful work with Giorgio Armani and luxury brands Missoni and Lagerfeld Gallery, underpin the exclusive positioning of the Wolford brand. Wolford collections are sold in 60 countries around the world via a network of Wolford owned stores and Wolford partners.

As a luxury brand, Wolford also conducts an active dialogue with artists and cultural institutions. In addition to local cultural initiatives, such as support for Festspielhaus Bregenz, Wolford also sponsors specific projects with individual artists; Wolford received honorable mention in the Maecenas Arts Sponsoring Competition of the Austrian Business Committee for the Arts for Christian Ecker's sculpture and land art project "Wickelprojekt Hellbrunn".

Environmental responsibility

At Wolford, particular emphasis is placed on environmentally-friendly production in combination with the efficient use of resources: it is self-evident that the necessary measures should be taken to protect and preserve the surrounding ecosystems.

Corporate Governance 2005/06

Wolford is convinced that carefully implementing and observing the principles of good corporate governance can make a valuable contribution to securing the trust of investors and capital markets. In September 2002, the Austrian Working Group for Corporate Governance issued a framework of rules for responsible corporate governance that is geared towards the sustainable creation of value.

This Austrian Corporate Governance Code, which is adopted by companies on a voluntary basis, leads to a high degree of transparency for all company stakeholders. Wolford has already long fulfilled a major part of the Code's provisions, and publicly committed itself to the Code in principle in its 2002/03 Annual Report.

In addition to compliance with the mandatory "L rules" of the Corporate Governance Code (January 2006 edition), Wolford adheres to all "C rules" ("comply or explain" rules), with the exception of Rule 38 (age limit for the nomination of members of the Executive Board), Rule 57 (age limit for the election of members of the Supervisory Board) and Rule 80 (risk management). The documentation for the current risk management system is currently being compiled and is due for completion in the financial year 2006/07. If appropriate, consideration of changes to age limits will also be included at the time of any amendment to the Company's articles of incorporation.



Management Report

of Wolford Group for the financial year

2005/06

1. Business performance

Growth in the eurozone in 2005 was held in check by stagnating domestic demand and high energy prices. The EU 15 economies nonetheless grew by 1.9 percent year-on-year, thanks to increased exports and slightly faster-paced growth in the second half of the year. Overall, private consumption remained weak. The Austrian economy recovered to a certain extent, stimulated by export-led growth. Economic growth of 2.1 percent clearly outpaced that of Germany, which was much weaker at 0.8 percent. In Europe, it was the Central and Eastern regions that grew the fastest, with rates of between 4 and 5 percent. The progressive liberalization of the world textile trade, and in particular the final introduction of worldwide free trade in textiles as of January 1, 2005, is a sign of even fiercer competition to come - in all price categories. In this environment, businesses are compelled to innovate: new product development, creation of quality custom solutions embodying high-level technical expertise, specialization and concentration on high-value niche products, flexibility in the marketplace and intensification of marketing activities to increase the strength and impact of the brand are the order of the day.

It is a measure of its achievement that against this backdrop Wolford Group recorded gains in sales and improvements in all the main earning measures in 2005/06. Sales revenues grew by EUR 5.1 million, or 4.4 percent, to EUR 121.4 million.

Sales by quarter (EUR '000)

	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2005/06	24,589	32,668	35,626	28,543	121,426
2004/05	24,142	31,830	34,507	25,828	116,307
2003/04	23,536	33,347	33,664	28,667	119,214

0 10 20 30 40 50 60 70 80 90 100 110 120

The increase in inventories of work-in-process and finished goods to EUR 2.9 million at balance sheet date was attributable to changes in the basis of valuation. The previous valuation method required the immediate writedown of fashion products to a lower carrying value; as of 2005/06, the writedowns are progressive, depending on the age of the products. The change reflects the increasing proportion of higher-value finished goods that Wolford produces.

In the year under review, Wolford significantly reduced its expenses for materials and purchased services: as a percentage of net sales, they were cut from 20.9 percent to 19.5 percent. Staff costs were also down, from EUR 60.3 million to EUR 60.1 million: they fell by 2.4 percentage points, from 51.9 percent to 49.5 percent of sales. In 2005/06 Wolford employed an average of 1,383 full-time staff (2004/05: 1,388).

Average number of employees (full-time)


2005/06
2004/05
2003/04
0
200
400
600
800
1000
1200
1400
1600

2005/06	**1,383**
2004/05	1,388
2003/04	1,430

Staff costs (EUR '000)


70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
49.6%
51.9%
49.5%
2003/04
2004/05
2005/06
..... as a percentage of sales

2005/06	**60,149**
2004/05	60,344
2003/04	59,071

Wolford Group took on 10 new apprentices in the fall of 2005, to ensure that future requirements for skilled staff would be covered. This brought the total number of employees in training to 32 at the balance sheet date.

Depreciation and amortization of tangible and intangible assets (including goodwill) declined from EUR 6.7 million in 2004/05 to EUR 6.3 million. Investments in tangible and intangible assets of EUR 6.6 million were EUR 0.8 million higher than in the previous year.

Investments and depreciation (EUR '000)


Investments
Depreciation and amortization
2005/06
2004/05
2003/04
5.4%
5.0%
3.0%
6,615
6,262
5,830
6,728
3,591
6,726
0
2,000
4,000
6,000
8,000
as a percentage of sales

Other operating expenses (EUR '000)


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
23.6%
24.7%
25.4%
2003/04
2004/05
2005/06
as a percentage of sales
2005/06 30,866
2004/05 28,757
2003/04 28,191

Other operating expenses of EUR 30.9 million were EUR 2.1 million up on the previous year, chiefly as a result of higher advertising costs and increased expenses for rents.

The Group's EBITDA (earnings before interest, tax, depreciation and amortization) for the year more than doubled, to EUR 13.7 million, a margin of 11.3 percent on sales.

EBITDA (EUR '000)



14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
7.9%
5.3%
11.3%
2003/04
2004/05
2005/06

..... as a percentage of sales

2005/06	**13,695**
2004/05	6,214
2003/04	9,359

Operating profit of EUR 7.4 million (2004/05: EUR -0.5 million) improved by EUR 7.9 million year-on-year. As a percentage of sales, it was 6.1 percent (2004/05: -0.4 percent).

EBIT (EUR '000)



8,000
6,000
4,000
2,000
0
-1,000
2.2%
-0.4%
6.1%
2003/04
2004/05
2005/06

..... as a percentage of sales

2005/06	**7,433**
2004/05	(514)
2003/04	2,633

The financial result of EUR -1.4 million was EUR 0.3 million better than in the previous year.

Financial result (EUR '000)


2005/06
2004/05
2003/04
(1,430)
(1,655)
(1,612)
-2,000
-1,000
0

Wolford Group's profit from continuing operations improved by an impressive EUR 8.2 million to EUR 6.0 million (2004/05: EUR -2.2 million). Cash flow from operating activities of EUR 4.3 million was EUR 5.6 million down on the previous year. This is principally attributable to the transfer and payment of a pension obligation amounting to EUR 1.5 million in respect of a former member of the Executive Board to a pension fund, to additional corporate income tax payments of EUR 2.4 million following a tax audit, to interest on tax underpayments of EUR 0.3 million and to higher working capital requirements of EUR 2.7 million resulting from changes in inventory valuation methods. Adjusted for these non-recurring items, cash flow from operating activities was up EUR 1.3 million on the previous year.

Profit from continuing operations, cash flow (EUR '000)


2005/06
2004/05
2003/04
4,276
6,003
9,891
(2,169)
12,917
1,021
-2,000
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
Cash flow
Profit from continuing operations

Net profit for the year amounted to EUR 3.5 million, giving earnings per share of EUR 0.74 (2004/05: EUR -0.99).

Earnings per share / cash flow per share (EUR)



Earnings per share
Cash flow per share
2005/06
2004/05
2003/04
0.74
0.90
(0.99)
2.08
0.18
2.72
-1
0
1
2
3
Share in thousands
4,750
4,750
4,750

At balance sheet date Wolford Group's shareholders' equity amounted to EUR 64.0 million, an improvement of EUR 3.1 million on the previous year.The equity ratio advanced to 50.0 percent (2004/05: 48.2 percent). Amounts owed to banks and other financial liabilities were reduced by EUR 2.0 million, from EUR 31.1 million in 2004/05 to EUR 29.1 million in 2005/06. Net debt was EUR 20.2 million, giving a gearing ratio of 31.5 percent.

2. Risk Management

Financial instruments

Financial instruments are contracts giving rise to financial entitlements and obligations. They include primary financial instruments such as trade receivables and payables, cash, bank balances, and loans receivable and borrowings. The primary financial instruments involving credit risks which the Group holds are receivables, cash and cash equivalents, and securities. Derivative financial instruments (derivatives) are financial instruments whose value changes as the result of a change in interest rates or market prices, which require little or no initial net investment and are settled at some future date.

Wolford Aktiengesellschaft uses derivatives to hedge against exchange and interest rate risks: the aim in hedging exchange risks is to provide a reliable basis for planning and budgeting over a 12-month time horizon. In interest rate management, the goal is to reduce interest rate risk on both assets and liabilities.

Credit or default risk

On the assets side, the carrying amounts also represent the maximum credit or default risks.

The risks are considered to be low: the banks involved are predominantly of excellent financial standing, and the Company uses Prisma Kreditversicherungs AG and ÖKB Versicherungs AG to provide credit insurance against customer credit risks.

Interest rate risk

On the assets side, there is interest rate risk on fixed income securities.

On the liabilities side, interest rate risk on financial liabilities is partly hedged with an interest rate swap, the fair value of which at April 30, 2006 was EUR -2,000. Changes in the value of the swap are recognized in the income statement.

Exchange risk
Exchange rate risks on foreign currency receivables and budgeted sales are generally hedged by Treasury, using foreign exchange futures or options.

The fair value of foreign exchange derivatives at balance sheet date is represented by the market value of the exchange futures and options contracts which would be required to be concluded at April 30, 2006 in order to settle the open derivative positions, without regard for any countervailing movements on the underlying transactions. All exchange derivatives open at April 30, 2006 have been disclosed at fair value, and any resulting differences have been recognized in the income statement.

The Internal Audit unit is in the process of developing and implementing a comprehensive risk management system. The system focuses on specific objectives designed to evaluate and enhance the effectiveness of risk management and of management monitoring and control processes, thereby greatly contributing to the organization's ability to attain its objectives.

Risk management principles and policies
- No action or decision may put at risk the continued existence of the business
- Observance of internal Group rules and regulations is obligatory
- Unavoidable risks must be insured, wherever this is commercially practicable
- Residual risks must be managed using risk management tools.

Wolford Group's risk management consists of an internal monitoring system designed to ensure the profitability and reliability of the operating processes and an internal control system responsible for the coordination of budgetary and management information, and control and management processes. Risk identification and reporting is on an informal, decentralized basis and is the responsibility of the relevant managers. This facilitates the rapid identification and management of risks, and reduces the overall risk exposure. Risk awareness in the responsible managers is directly supported by the issue of internal guidelines and indirectly encouraged by Management's risk policies.

Principal risk categories

Market risks - these include the risks of possible changes in financial position as a result of changes in market prices (raw materials, currencies, interest rates, competitors and market environment).

Operational risks - these include the risks of possible changes in financial position as a result of defective processes, system malfunctions, employees' inadequate qualifications or lack of care, fraud and natural disasters.

Customer credit risks - these comprise the risks of losses as a result of the inability to recover receivables.

Business risks - these include the risks of possible changes in financial position as a result of business activities (e.g. fluctuations in demand, projects, fashion, strategies, legal risks, joint ventures).

3. Events after balance sheet date

There were no significant events after balance sheet date.

4. Research and development

Wolford's research and development activities are aimed at extending the Group's leadership in innovation and form the basis of its future success.

A highly transparent, sheer pantyhose with anatomically shaped support, using patented Wolford knitting technology, has been developed for the legwear products group. This product sets a new standard in the support pantyhose market for softness and look.

For 2006/07 much is expected of the cosmetic pantyhose, which was specially designed for the summer months. This super-light fine pantyhose has a powdery optic on the skin and feels almost like bare legs.

The Lace-Up product, scheduled to go on sale in the fall/winter of 2006/07, is the first sexy pantyhose to also shape the waistline below the bust in addition to the legs, hips and stomach.

In the bodywear product group active steps are being taken to meet demand and fashion requirements with ready-to-wear products made of the highest quality materials (blazers, skirts, pants, dresses and coats). Wolford is setting the trend with fine weave products using top quality natural fibers. In addition, the Group is developing a range of matching accessories in leather and other high-quality materials to round off the product portfolio.

Another focus of activities in the year under review was on co-operative ventures with designers. The projects are highly challenging for all concerned, and Wolford's research and development staff have helped turn these innovative design ideas into reality. In 2005/06 co-operative agreements were concluded with Missoni, Kenzo and Zac Posen.

5. Non-financial performance indicators

Wolford is investing in staff training and continuing education all the time, and is unswerving in its commitment to improving working conditions as a means of building up individual skills and qualifications and to improving motivation.

A special series of management training seminars aimed at first and second tier managers was introduced in 2005/06 with the focus on

- Managerial effectiveness
- Leadership
- Change management

The most important asset of any company is a healthy workforce: with this in mind, Wolford launched a two-pronged health campaign in 2005/06. The Group's first initiative was a major non-smoking offensive using talks and pictures as well as lung function tests to demonstrate to employees the damage caused by smoking. Wolford also sponsored an information event aimed at promoting early identification of breast cancer under the banner of "Prevention Makes Sense", in which about 450 employees participated. Preventative healthcare is central to the Group's health promotion activities.

Because Wolford is located in the Bregenz Groundwater Protection Zone II, extensive precautionary measures had to be taken when the production facility was constructed. All parts of the building were coated with an absolutely impermeable seal to prevent groundwater from being contaminated by any chemical leaks. A special ramp has been constructed for delivery of chemical supplies to ensure the highest possible degree of safety when unloading or pumping chemicals. In the course of constructing the new facility, Wolford has installed a comprehensive waste heat recovery system which, in addition to bringing savings in primary energy costs, has a positive impact on the environment. Gas-fired boilers ensure that emissions are kept to an absolute minimum. The automated lighting and blind system ensures optimum lighting while reducing electricity consumption: it automatically adjusts the level of electric lighting to the level of daylight and the amount of sunshine. The use of environmentally friendly dyes ensures that Wolford's waste water contains very low quantities of residue, allowing it to be directly fed into the municipal water treatment plant.

6. Outlook

Financial 2006/07 got off to a strong start, with double-digit growth in sales for the period from May to June. This positive trend is additionally underpinned by a more than 10 percent increase in firm orders for the 2006/07 fall/winter season as compared with the same period in 2005/06. This suggests satisfactory sales increases for the current financial year. Ongoing optimization and improvement of business processes and workflows will contribute further cost savings. The monobrand business will be further expanded, and the number of partner outlets and Wolford boutiques will be further increased. The introduction of the new livery has delivered above average sales growth. Measures already introduced to increase market penetration and to round out the product portfolio while steadily reducing costs are expected to deliver further improvements in earnings.

Bregenz, June 28, 2006

Holger Dahmen m.p.

Peter Simma m.p.

Roberto Geronzi m.p.



Consolidated Financial Statements 2005/06

Consolidated Financial Statements 2005/06 prepared in accordance with IFRS

Consolidated income statement for the financial year 2005/06

in EUR '000	Note	2005/06	2004/05
Sales	(1)	121,426	116,307
Other operating income	(2)	3,895	3,417
Change in inventories of finished goods and work-in-progress		2,938	(311)
Work performed by the entity and capitalised		96	213
Operating result		128,355	119,626
Cost of materials and purchased services		(23,645)	(24,311)
Employee benefits expense	(3)	(60,149)	(60,344)
Amortization and depreciation of property, plant and equipment and intangible assets	(4)	(6,074)	(6,501)
Goodwill impairment	(4)	(188)	(227)
Other operating expenses	(5)	(30,866)	(28,757)
Operating profit (loss) [EBIT]		7,433	(514)
Net interest cost	(6)	(918)	(1,048)
Net investment securities income	(7)	325	126
Interest on employee benefits		(837)	(733)
Result from continuing operations		6,003	(2,169)
Income tax expense	(8)	(2,499)	(2,518)
Net profit (loss) for the year		3,504	(4,687)
Earnings per share (in EUR) [= diluted earnings per share]		0.74	(0.99)

Please see notes to the consolidated financial statements

Consolidated balance sheet as of April 30, 2006

ASSETS

in EUR '000	Note	April 30, 2006	April 30, 2005
Non-current assets	(9)		
Property, plant and equipment		60,924	61,203
Goodwill		687	847
Intangible assets		5,009	4,226
Investments		3	3
Other financial assets		8,747	10,721
Long-term receivables	(10)	439	424
		75,809	**77,424**
Deferred tax assets	(11)	4,861	4,571
Current assets			
Inventories	(12)	27,107	22,762
Current receivables and other assets	(13)	17,861	17,677
Current securities and financial investments	(14)	0	1,500
Cash and cash equivalents		2,321	2,379
		47,289	**44,318**
Total assets		127,959	126,313

Please see notes to the consolidated financial statements

SHAREHOLDERS' EQUITY AND LIABILITIES

in EUR '000	Note	April 30, 2006	April 30, 2005
Shareholders' equity	(15)		
Share capital		36,350	36,350
Capital reserves		1,817	1,817
Other reserves		25,805	22,727
		63,972	**60,894**
Non-current liabilities			
Long-term liabilities	(16)	11,361	13,624
Employee benefits	(17)	13,292	14,884
Other non-current liabilities	(18)	159	129
		24,812	**28,637**
Deferred tax liabilities	(11)	147	0
Current liabilities			
Current portion of long-term liabilities	(16)	1,921	2,214
Bank loans and overdrafts	(19)	15,837	15,244
Income taxes		438	624
Other current provisions	(20)	4,384	3,315
Trade payables		5,830	4,279
Other current liabilities	(21)	10,618	11,106
		39,028	**36,782**
Total shareholders' equity and liabilities		127,959	126,313

Please see notes to the consolidated financial statements

Consolidated cash flow statement for the financial year 2005/06

in EUR '000	Note	2005/06	2004/05
Result from continuing operations		6,003	(2,169)
- Interest and similar income		(246)	(229)
+ Interest and similar expenses		1,164	1,277
+ Amortization and depreciation		6,293	6,728
-(+) Gain (loss) from the disposal of property, plant and equipment		(129)	(979)
-(+) Gain (loss) from the disposal of securities		(31)	311
+(-) Currency translation differences		(550)	(134)
+(-) Increase (decrease) in employee benefits		(1,592)	2,040
-(+) Increase (decrease) in long-term receivables		(14)	474
+(-) Increase (decrease) in other non-current liabilities		30	(391)
-(+) Increase (decrease) in inventories		(4,345)	228
-(+) Increase (decrease) in current receivables and other assets		(184)	3,357
+(-) Increase (decrease) in other current provisions		1,069	305
+(-) Increase (decrease) in trade payables		981	(202)
+(-) Increase (decrease) in other current liabilities		(489)	128
= Cash generated by operations		**7,960**	**10,744**
-(+) Income taxes credited (paid)		(2,914)	(324)
+ Interest received		249	581
- Interest paid		(1,019)	(1,110)
Cash flow from operating activities		4,276	9,891
+ Proceeds from the disposal of securities		3,456	1,001
+ Proceeds from the disposal of property, plant and equipment and intangible assets		207	1,288
- Purchases of other intangible assets	(23)	(851)	(398)
- Purchases of property, plant and equipment	(23)	(4,620)	(2,940)
- Purchases of boutiques	(23)	(573)	(2,761)
Cash flow from investing activities		(2,381)	(3,810)
+(-) Change in short-term liabilities		301	(8,505)
+(-) Change in non-current liabilities		(2,263)	990
Cash flow from financing activities		(1,962)	(7,515)
+(-) Change in cash and cash equivalents		(67)	(1,434)
+(-) Cash and cash equivalents at beginning of period	(22)	2,379	3,845
+(-) Effect of exchange rate differences on cash and cash equivalents at beginning of period		9	(32)
Cash and cash equivalents at end of period	(22)	2,321	2,379

Consolidated statement of changes in equity for the financial year 2005/06

in EUR '000	Share capital	Capital reserves	Revaluation ("Available for Sale") reserve	Hedging reserve	Other reserves	Treasury stock	Total
As of April 30, 2004	36,350	1,817	(591)	(14)	37,240	(9,748)	65,054
Dividends 2003/2004	0	0	0	0	0	0	0
Net loss for the year	0	0	0	0	(4,687)	0	(4,687)
Other changes taken to equity	0	0	167	14	346	0	527
As of April 30, 2005	36,350	1,817	(424)	0	32,899	(9,748)	60,894
Dividends 2004/2005	0	0	0	0	0	0	0
Net profit for the year	0	0	0	0	3,504	0	3,504
Other changes taken to equity	0	0	(173)	0	(253)	0	(426)
As of April 30, 2006	36,350	1,817	(597)	0	36,150	(9,748)	63,972

WOLFORD GROUP
NOTES TO THE IFRS CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR 2005/06

The Wolford Group is an internationally operating manufacturer and retailer of high-quality legwear (notably stockings and pantyhose), bodywear, swimwear and lingerie in the luxury segment of the market. Wolford's head office is located in Austria at Wolfordstrasse 1, 6901 Bregenz.

The business activity of the subsidiaries consists of selling products obtained from the parent company.

I. SIGNIFICANT ACCOUNTING PRINCIPLES

1. General information

Explicit and unreserved statement of compliance with IFRS

The consolidated financial statements of Wolford AG for the 2005/06 financial year (May 1, 2005 - April 30, 2006) were prepared in compliance with all International Financial Reporting Standards (IFRS) that were mandatory at the time of preparation as adopted by the EU issued by the International Accounting Standards Board (IASB) (formerly International Accounting Standards Committee, or IASC) as to be applied in the European Union.

All standards, and all interpretations of the Standing Interpretation Committee (SIC) that were adopted by the International Financial Reporting Interpretations Committee (IFRIC), in force and mandatory for the 2005/06 financial year were applied in their then current form.

As a result of the European Parliament directive (EG) no. 1606/2002 and of the Council from July 19, 2002, by 2005 at the latest, all listed companies domiciled within the EU are obliged to prepare their consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS).

The preparation of the consolidated financial statements is the responsibility of the Executive Board.

In all financial reporting by the Wolford Group for the 2005/06 financial year amounts are stated in EUR '000 (TEUR).

2. Basis of consolidation

The scope of consolidation is defined in accordance with IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries). In addition to the parent company, the following subsidiaries are included in the consolidated financial statements:

Company	Registered office	Direct interest in %
Wolford Deutschland GmbH,	Munich	100
Wolford (Schweiz) AG,	St. Margrethen	100
Wolford Paris S.a.r.l.,	Paris	100
Wolford London Ltd.,	London	100
Wolford Italia s.r.l.,	Milan	100
Wolford Espana S.L.,	Madrid	100
Wolford Skandinavia ApS,	Copenhagen	100
Wolford America, Inc.,	New York	100
Wolford Nederland B.V.,	's-Hertogenbosch	100
Wolford China Ltd., [x)]	Hong Kong	100
Wolford Canada, Inc.,	Vancouver	100
		Indirect interest in %
Wolford Boutiques, LLC	New York	100
Fanchon S.a.r.l.	Toulouse	100

[x)] in liquidation

With a purchase contract dated January 29, 2006, Wolford Paris S.a.r.l. acquired the complete stock of Fanchon S.a.r.l. The closing date for the assumption of assets and liabilities was March 1, 2006. Consequently, the number of fully consolidated companies increased by one.

The year-end of the consolidated financial statements is that of the parent company (April 30).

The balance sheet date of all consolidated companies for the financial year is April 30.

The same uniform, Group-wide accounting policies were applied in the preparation of the separate financial statements of all consolidated companies.

Significant differences between IFRS and Austrian HGB accounting law

Fundamental conceptual differences

Austrian accounting regulations give priority to the protection of creditors and therefore assign paramount importance to the principle of prudence. Likewise, the fact that tax assessment is based on the commercial financial statements has implications for financial statements prepared in accordance with Austrian accounting law.

By contrast, the primary objective of IFRS financial reporting is to provide shareholders and investors with information suitable as a basis for investment decisions. IFRS reporting thus tends to allocate higher priority to the comparability of financial statements than the HGB, both between periods and between companies.

Specific differences of particular relevance to Wolford's consolidated financial statements are outlined below:

Non-current assets/leases

Under the HGB, leases and rental agreements are reported mainly on the basis of legal ownership and in the absence of applicable rules, leased or rented assets are often capitalized according to the criteria employed for tax purposes.

Under IFRS, leases are classified on the basis of the extent to which the risks and rewards incident to ownership of a leased asset accrue to the lessor or lessee, with the substance of the agreement taking precedence over its legal form.

Financial assets/securities classified as non-current assets

Under the HGB, financial assets are carried at the lower of cost or fair value when a decline in value is other than temporary. Recognition of temporary declines in value is optional.

Under IFRS, depending on their classification, securities held as non-current assets, are carried at amortized cost using the effective interest method, or at fair value without deducting transaction costs.

Securities held as current assets

Under Austrian accounting law, securities held as current assets are carried at the lower of cost or market value.

Under IFRS, securities treated as current assets are carried at market value, with the recognition of temporary changes in market value being dependent upon the classification of the security. Where securities are held for trading, changes in value must be recognized in income. For available-for-sale securities, changes in value are recognized either in income or directly in equity (in the revaluation reserve).

Inventories

In accordance with the option existing under the HGB, Wolford waives the inclusion of discretionary employee benefits in production costs for the purpose of inventory valuation.

As the IFRS do not provide this option, production costs based on IFRS include discretionary employee benefits

Deferred taxes

Under the HGB, the recognition of deferred tax assets resulting from timing differences between the results for financial reporting purposes and the tax base is optional. Recognition of deferred tax assets for carry-forwards of tax losses is not permitted.

Under IFRS, both deferred tax assets and deferred tax liabilities are recognized for all temporary differences between the carrying amounts of assets or liabilities in the balance sheet and their respective tax base. The size of the deferred tax assets and liabilities is determined by applying the tax rate expected to be in effect during the period in which the carrying value of the asset will be recovered or the liability settled. Deferred tax assets are also recognized on realizable unused tax losses carried forward.

Hedging and derivative financial instruments

Derivative financial instruments are measured at fair value and recognized directly in the income statement; the resulting gains or losses are recognized as income or expense.

Under the HGB, derivative financial instruments (used, for example, for hedging transactions) are as a rule carried in the balance sheet only when a loss is imminent.

According to IFRS, should such transactions meet certain criteria and serve to cover the risk of a change in the reported value of an asset or liability, they are to be seen as a fair value hedge. Alternatively, when they cover the risk of fluctuations in future cash flows, they are to be regarded as a cash flow hedge and reported at fair value. Depending on the classification of the hedges, any gains or losses resulting from a change in fair value are recognized either in income or directly in equity.

Those derivative financial instruments for which hedge accounting is not permitted under IFRS are stated at their fair value. Any resulting gains or losses are recognized in income.

Foreign currency translation
The HGB does not provide specific direction on the translation of financial statements of companies that do not employ the reporting currency.

In keeping with IAS 21, for subsidiaries not reporting in euros, income and expense items are translated at average exchange rates for the period. The difference between the income and expense items translated at these respective rates and the net profit or loss based on the rate at the period's balance sheet date is taken to equity where it is reported in the translation reserve.

Foreign currency transactions
Under the HGB, if reported on the assets side, monetary items shown in the balance sheet that are denominated in foreign currency are translated at the exchange rate on the transaction date or the lower closing date rate. If reported on the liabilities side, they are translated at the exchange rate on the transaction date or the higher closing date rate. Unrealized foreign exchange gains are therefore not recognized under the HGB.

Under IFRS, monetary assets and liabilities are measured at the closing rate. Unrealized exchange gains and losses are therefore recognized as income or expense.

3. Accounting policies applied

Property, plant and equipment are carried at cost and depreciated over their expected useful lives in accordance with IAS 16 (Property, Plant and Equipment) using the straight-line method.

Interest expenses on borrowings raised to finance property, plant and equipment that are produced or acquired over an extended period of time are not capitalized.

Straight-line depreciation of property, plant and equipment is based on the following estimated useful lives:

Buildings	10-50 years
Technical equipment and machinery	4-20 years
Other equipment, furniture and fixtures	2-10 years

In the event of significant impairment that exceeds depreciation, if required, assets are written down in conformity with IAS 36 (Impairment of Assets).

Repair and maintenance costs relating to property, plant and equipment are expensed as incurred. Such costs are only capitalized if it is expected that the additional expenditure will yield future additional economic benefits from the use of the asset.

Items leased or rented under other lease or rental contracts are treated as operating leases, as beneficial ownership is retained by the landlord or lessor. The associated rental payments are expensed.

Goodwill resulting from acquisitions is recognized as an asset. An annual impairment test is performed in accordance with IAS 36.

Other intangible assets are valued at cost and amortized by the straight-line method over their useful lives of three to ten years.

In the case of goodwill and intangible assets with an indeterminable useful life, an impairment test is applied annually or more frequently if there are indications that they might be impaired. Should a potential loss of value be indicated, property, plant and equipment are subjected to an impairment test.

When determining extraordinary depreciation, the recoverable amount derived from the value of the higher of the fair value less costs to sell and the value in use of each CGU is compared with the net book value on the closing date of the financial statements. Should the recoverable amount be lower than the net book value, the net book value of the asset is to be reduced to the recoverable amount.

Estimates of the management used to establish the recoverable amount derive largely from the determination of discount factors, growth rates, as well as probable changes of the anticipated sales price and thus the related, direct costs.

Pre-tax interest rates are used, which reflect current market estimates and take the specific risk of the individual CGU into account. This moves within a band of 5-6.5 percent. Changes in sales prices and the related direct costs are based on experienced figures and future estimates on possible changes in the markets, whereby annual increases of 3 percent are applied.

The Wolford Group prepares cash flow forecasts for the next four years using the latest budget approved by the Supervisory Board.

Research costs may not be capitalized under IAS 38 (Intangible Assets) and are expensed in the period in which they are incurred.

Development costs are generally also expensed as incurred. Development costs are capitalized only if the development activities are expected, with reasonable certainty, to result in future inflows of financial resources that will cover not only the normal costs but also the respective development costs. Beyond this, development projects must fulfil all of a number of additional criteria under IAS 38 in order to qualify for recognition in equity. In the financial years 2004/05 and 2005/06 no development costs were incurred that were eligible for capitalization.

In the financial year 2005/06, research and development costs of TEUR 7,555 (2004/05: TEUR 7,865) were expensed.

Financial instruments are recognized at the settlement date, in keeping with IAS 39. Securities held as non-current assets include units of an investment fund that serve to cover the employee benefit obligations as prescribed by tax law. The item also comprises other securities and investment fund units. These are classified as available-for-sale and, in accordance with IAS 39, are measured at fair value without deducting transaction costs. Fair value is deemed to be the market price of these financial instruments at the balance sheet date. The valuation gain or loss is recognized in equity in the revaluation reserve .

Securities held as current assets and classified as available-for-sale are (in accordance with IAS 39) carried at fair value as determined by reference to stock market quotations at the balance sheet date. Temporary fluctuations in market value are taken to equity (in the revaluation reserve). When the securities are sold, the corresponding amount released from the reserve is recognized as a gain or loss in net investment securities income.

Inventories, comprised of raw materials and supplies, are measured at the lower of cost or market value. As a rule, their consumption is measured at cost.

Work-in-progress and finished goods are valued at the lower of production cost or net realizable value. Production costs include all expenses which are directly related to the product, as well as all variable and fixed overheads incurred in connection with production. Appropriate write-downs are made to reflect inventory risks arising from reductions in net realizable value and from slow-moving items.

Borrowing costs are expensed as incurred. This represents the benchmark treatment under IAS 23.

Of the receivables and other assets, receivables are capitalized at the fair value of the consideration given, in accordance with IAS 39. Other assets are capitalized at cost. Identifiable risks are recognized by the allocation of provisions to the requisite amounts.

All cash holdings and financial investments with a term to maturity not exceeding 90 days at the time of acquisition, which are included in cash and cash equivalents, are classified as liquid assets. These assets are marked-to-market at the balance sheet date. At year-end none of the amounts included in this item were subject to any restrictions as to their use.

Treasury stock is reported in the balance sheet as a charge to equity, pursuant to IAS 32.

Income tax provisions made for current taxes cover all tax liabilities known to exist at the balance sheet date. In addition, assets and liabilities are established for deferred taxes according to the balance sheet liability method specified in IAS 12.

This involves accruing deferred taxes for the temporary differences in valuation and reporting between the tax bases and the commercial IFRS financial statements of the Group companies and for eliminations. The tax rate applied in the underlying calculation is the rate that is expected to prevail for the period in which the asset will be realized or the liability settled. In addition, deferred tax assets are recognized in respect of all the loss carry-forwards that with sufficient certainty are expected to reverse in the foreseeable future.

For domestic entities the calculation of deferred taxes is based on a tax rate of 25 percent. For foreign entities the respective local tax rate is used.

Liabilities are measured at the fair value of the consideration received upon initial recognition. At the balance sheet date, long-term liability is measured at amortized cost.

The method used to determine the employee benefits is explained in the note to this balance sheet item.

The other provisions reported under "Provisions" are established in accordance with IAS 37 where the company has a current obligation arising from a past event. Where it is unclear whether such a current obligation exists, a provision is created only if the obligation is assumed to exist at the balance sheet date with a probability of more than 50 percent. Long-term provisions are discounted if the interest component included in the obligation is significant.

Earnings per share are determined by dividing net profit (loss) for the year by the number of shares outstanding. The buy-backs of a total of 250,000 shares in the financial years 1998/1999, 1999/2000 and 2000/2001 were taken into account in the calculation. Due to the fact that the exercise price of the potential stock exceeded the market value at April 30, 2006, it had no diluting effect and, as in the previous financial year, diluted earnings per share were therefore not calculated. In 2004/2005 and 2005/2006 the basis for the calculation of earnings per share was determined as follows:

Total number of shares outstanding	5,000,000
less shares of treasury stock	-250,000
	4,750,000

Revenue recognition occurs when the significant risks and potential rewards of ownership have been transferred, or when services have been rendered, taking into account the other revenue recognition criteria set out in IAS 18. Interest income is recognized on a prorated basis by reference to effective interest rates. Income from royalties and rentals is also recognized on a prorated basis.

Foreign currency translation differences derived from the translation of monetary items denominated in foreign currency in individual financial statements and caused by exchange rate fluctuations between the initial recognition of a transaction and the balance sheet date are recognized as income or expense in the period. In the 2005/2006 financial year, translation differences in the amount of TEUR 168 (2004/2005: minus TEUR 166) were taken to income.

Movements in key exchange rates were as follows:

Currency	Middle rate on balance sheet date		Average rate for financial year	
	April 30, 2006	April 30, 2005	2005/06	2004/05
1 EUR / USD	1.2552	1.2972	1.21647	1.25798
1 EUR / JPY	143.3300	136.4000	137.63667	135.16250
1 EUR / GBP	0.6945	0.6782	0.68246	0.68428
1 EUR / CHF	1.5719	1.5377	1.55248	1.53898
1 EUR / CAD	1.4115	1.6205	1.44578	1.61322
1 EUR / DKK	7.4620	7.4465	7.45790	7.43867
1 EUR / HKD	9.7290	10.1040	9.45018	9.80351

With regard to hedging/derivative financial instruments, Wolford has entered into derivatives transactions in the form of forward currency contracts, a long option and an interest rate swap, in order to hedge its exposure to the effects of foreign currency fluctuations on the value of assets, liabilities and forecast transactions. The hedging transactions and derivative financial instruments are measured at fair value and recognized in the income statement, as not all the requirements for hedge accounting under IAS 39 are met.

As far as the consolidation methods are concerned, for business mergers effected by March 31, 2004, capital is consolidated by the benchmark method set out under IAS 22. The cost of acquisition or creation of the equity interest in the respective subsidiary is offset against the value of the identifiable assets and liabilities of the subsidiary at the time of its acquisition or establishment. For business mergers after March 31, 2004, capital was consolidated according to IFRS 3.

Intra-group balances are eliminated by netting trade receivables, borrowings and other receivables with the corresponding liabilities and provisions between the consolidated subsidiaries.

Intra-group revenues and expenses are eliminated by netting all expenses and revenues originating from intra-group sales and services.

Intra-group gains or losses from the transfer of assets are offset if material. The same procedure is used for material intra-group profits from inventories.

Untaxed reserves resulting from special tax exemptions are disclosed in the consolidated financial statements under revenue reserves, net of deferred taxes.

When preparing the consolidated financial statements it is necessary, to some extent, to make estimates and assumptions influencing the carrying values of assets, provisions and liabilities, the disclosure of other obligations at the balance sheet date and the presentation of income and expenses during the reporting period. The actual future amounts may differ from such estimates.

Non-current and current assets and liabilities with a term to maturity of up to one year are classified as current (short-term). Those with a term to maturity of more than one year are classified as non-current (long-term). The term to maturity is determined by reference to the balance sheet date.

II . NOTES TO THE CONSOLIDATED INCOME STATEMENT

(1) Sales

Detailed information on sales is provided in Segment reporting in V. Other information.

(2) Other operating income

in EUR '000	2005/06	2004/05
Rental income	743	290
Reimbursement of staff costs	803	827
Insurance reimbursements	207	125
Gains from the disposal of property, plant and equipment	129	979
Refunds	188	0
Restaurant revenue	250	259
Grants for advertising and other purposes	545	329
Premiums	301	0
Other	729	608
Total	**3,895**	**3,417**

(3) Employee benefits expense

in EUR '000	2005/06	2004/05
Wages	11,294	11,806
Salaries	35,358	33,585
Statutory social security contributions, pay-based levies and other pay-based compulsory contributions	11,925	11,759
Expenses for severance payments and pensions	840	2,503
Thereof Executive Board	222	2,138
Thereof other management	12	52
Other employee benefits	732	691
Total	**60,149**	**60,344**

The increase in expenses for severance payments and pensions in 2004/05 resulted primarily from the premature departure of a member of the Executive Board.

(4) Depreciation/impairment losses

As a result of impairment reviews under IAS 36, write-downs of TEUR 360 were recognized (2004/05: TEUR 523).

(5) Other operating expenses

in EUR '000	2005/06	2004/05
Taxes (excluding income taxes)	332	315
Advertising expenses	6,664	5,494
Legal and consulting fees	2,162	2,363
Rental and lease payments (including operating and incidental costs)	8,126	6,813
Freight	2,090	2,349
Travel expenses	1,677	1,478
Duties and charges	367	349
Insurance premiums	1,097	1,033
Licenses	352	1,105
Car expenses	816	752
IT expenses	645	698
Credit card charges	676	559
Other	5,862	5,449
Total	**30,866**	**28,757**

(6) Net interest cost

in EUR '000	2005/06	2004/05
Interest and similar income	246	229
Interest and similar expense	(1,164)	(1,277)
Total	**(918)**	**(1,048)**

(7) Net investment securities income

in EUR '000	2005/06	2004/05
Income from securities	356	437
Expenses from securities	(31)	(311)
Total	**325**	**126**

(8) Income tax expense

The tax expenditure shows the following breakdown:

in EUR '000	2005/06	2004/05
Tax expense of the financial year	(483)	(539)
Back payments from the tax audit of Wolford Aktiengesellschaft	(2,412)	0
Deferred tax credit / expense	396	(1,979)
Total	**(2,499)**	**(2,518)**

In the 2005/06 financial year, taxes to the amount of minus TEUR 149 (2004/05: minus TEUR 178) were charged directly to equity.

Reconciliation of tax expense based on the Austrian corporate income tax rate of 25 percent to the effective tax rate for the period:

in EUR '000	2005/06	2004/05
Profit (loss) before taxes	6,003	(2,169)
Income tax expense at the tax rate of 25%	(1,501)	542
Foreign tax rates	(122)	(587)
Tax audit effects	(1,547)	0
Capitalization of previously written down loss carry-forwards	736	0
Non-temporary differences	67	169
Losses for which no deferred tax asset was capitalized	(111)	(745)
Effect from tax rate change to 25%	0	(1,354)
Other	(21)	(543)
Effective tax expense	**(2,499)**	**(2,518)**
Effective tax rate	**42%**	**-116%**

III. NOTES TO THE CONSOLIDATED BALANCE SHEET

ASSETS

(9) Non-current assets

The movements in non-current (i.e. long-term) assets are presented in detail in the consolidated statement of changes in non-current assets. The exchange rate effect resulting from the translation of foreign entities' assets at beginning-of-period versus end-of-period exchange rates is likewise disclosed separately.

Property, plant and equipment

Movements in property, plant and equipment are disclosed in detail in the consolidated statement of changes in non-current assets, which form part of these consolidated financial statements.

Intangible assets

Movements in intangible assets are disclosed in detail in the consolidated statement of changes in non-current assets, which form part of these consolidated financial statements.

Amortization and impairment losses on intangible assets are shown in the consolidated statement of changes in non-current assets and included in the item "Amortization and depreciation" in the consolidated income statement.

Financial assets

As prescribed by IAS 39, the fund units included in this item are categorized as available-for-sale and are measured at fair value, which represents the market price of the units at the balance sheet date. The change of minus TEUR 49 in fair value during the 2005/2006 financial year (2004/2005: TEUR 19) was taken directly to equity.

(10) Long-term receivables

This item largely represents other receivables.

(11) Deferred tax assets

The deferred tax asset arises from the following temporary measurement and recognition differences between IFRS carrying amounts and the corresponding tax base:

in EUR '000	April 30, 2006	April 30, 2005
Deferred tax assets		
Allocation to employee benefit provisions	520	540
Eliminations	594	485
Deferred taxes on loss carry-forwards and write-down to fair value	3,701	3,689
Deferred taxes on temporary differences in the subsidiaries	1,749	1,671
Foreign currency translation	0	72
Other	0	54
Deferred tax assets	**6,564**	**6,511**
Deferred tax liabilities		
Property, plant and equipment	(190)	(183)
Inventory evaluation	(26)	(24)
Special taxation law items	(298)	(299)
Securities	(14)	(18)
Treasury stock	(1,057)	(1,344)
Foreign currency translation	(8)	0
Other	(110)	(72)
Deferred tax liabilities	**(1,703)**	**(1,940)**
Deferred tax assets	**4,861**	**4,571**

In accordance with IAS 12, deferred tax assets of TEUR 1,758 (April 30, 2005: TEUR 999) were recognized for loss carry-forwards that are expected to reverse in the future.

Deferred tax assets were written down by TEUR 2,482 (April 30, 2005: TEUR 3,553).

The tax projection reveals that deferred tax assets from loss carry-forwards will be depleted within the next four years.

Deferred tax liabilities of TEUR 147 derived from the initial consolidation of Fanchon S.a.r.l.

Current assets

(12) Inventories

The breakdown of inventories is as follows:

in EUR '000	April 30, 2006	April 30, 2005
Raw materials and supplies	5,897	4,769
Work in progress	4,420	4,505
Finished goods and merchandise	16,790	13,488
Total	**27,107**	**22,762**

The past financial year saw an adjustment to the valuation parameters for fashion articles, which are shaped by current sales policy. This change allows specific article valuation in line with the market.

This new valuation procedure accounts for the difference regarding the saleability of basic and trend articles, as well as the age of the items.

The effect of the adjustment to the valuation parameters for finished and unfinished products amounts to TEUR 2.738.

(13) Current receivables and other assets

in EUR '000	April 30, 2006	April 30, 2005
Trade receivables	15,448	15,475
Other receivables and assets	1,214	1,075
Prepaid expenses	1,199	1,127
Total	**17,861**	**17,677**

Trade receivables included TEUR 0 (April 30, 2005: TEUR 0) evidenced by bills of exchange.

(14) Current securities and financial investments

This item includes a time deposit of TEUR 0 (April 30, 2005: TEUR 1,500) pledged as collateral for liabilities.

(15) Shareholders' equity

The composition of and movement in equity is presented in the separate consolidated statement of changes in equity.

Share capital

The issued capital of the company consists of 5,000,000 shares of no par value, each share representing an equal interest in the share capital.

Capital Reserves

The appropriated capital reserve represents proceeds (net of issuing costs) from the sale of stock above par value in the 1995 financial year.

Revaluation ('Available for Sale') reserve

The revaluation reserve resulting from the revaluation of financial instruments is reduced by applicable income taxes.

Treasury stock

In the reporting year the company did not repurchase any of its stock. The company holds five percent of the share capital.

Non-current liabilities

(16) Long-term liability

Long-term liability has the following composition:

in EUR '000	April 30, 2006	April 30, 2005
Bank loans (EUR), variable and fixed interest rates of 2.6% to 4.5%, including TEUR 1,337 of ERP loans (April 30, 2005: TEUR 2,490)	10,819	13,510
Bank loans (CHF)	338	577
Loan from Forschungsförderungsgesellschaft (EUR), fixed interest rate of 2% to 2.5%	1,779	1,428
Loan from Vorarlberg regional government (EUR)	346	323
Total	**13,282**	**15,838**
of which current	1,921	2,214

Long-term bank liability is secured with TEUR 8,747 of securities held as non-current and current assets (April 30, 2005: TEUR 8,067).

(17) Employee benefits

Allocations to employee benefits (pensions, severance payments and jubilee payments) are calculated in accordance with IAS 19.

in EUR '000	April 30, 2006	April 30, 2005
Pensions	3,780	5,191
Severance payments	8,054	8,264
Jubilee payments	1,458	1,429
Total	**13,292**	**14,884**

Pensions

Wolford Aktiengesellschaft has direct pension obligations to current and former members of the Executive Board based on individual commitments. Actuarial gains and losses are recognized based on the corridor method.

Pension entitlements were calculated by the projected unit credit method, using the following actuarial assumptions:

Biometric data	**from AVÖ 1999 by Pagler & Pagler**
Interest rate	5.75% per year
Wage/salary increases	3.0% per year
Average staff turnover	0.0%

Severance payments

Under current legislation, employees of the Austrian parent company are entitled to a one-off severance payment if employment is terminated by the company, or upon their retirement. The amount of severance payment is determined by the number of years of service and the remuneration earned at the time of severance.

Severance payments were calculated by the projected unit credit method, using the following actuarial assumptions:

Biometric data	**from AVÖ 1999 by Pagler & Pagler**
Interest rate	5.75% per year
Wage/salary increases	3.0% per year
Retirement age	men: 61.5 - 65 years women: 56.5 - 60 years
Staff fluctuation according to length of service	
0-3 years	19%
3-5 years	13%
5-10 years	9%
10-15 years	5%
15-20 years	1%
over 20 years	0%

Movements in the Austrian parent company's pensions and severance payments during the financial year were as follows:

in EUR '000	2005/06	2004/05
Cash value of severance payments and pension obligations as of May 1	13,789	11,729
Current service cost	629	772
Adjustment for current service cost	101	0
Interest expense	749	656
Pension and severance benefits paid	(1,478)	(879)
Pension fund transfer	(1,490)	0
Actuarial loss (gain)	(538)	1,511
Present value of obligations as of April 30	11,762	13,789
Cumulative unrecognized actuarial loss [pensions]	(214)	(560)
Provisions reported in the balance sheet as of April 30	**11,548**	**13,229**

Actuarial gains and losses are recognized in income.

In addition, there are defined benefit plans for severance payments in Italy of TEUR 190 (April 30, 2005: TEUR 151) and for severance payments and pensions in France of TEUR 96 (April 30, 2005: TEUR 75).

For defined-contribution plans, costs of TEUR 57 were charged to income (2004/05: TEUR 34).

Jubilee payments

Jubilee payments to the amount of TEUR 1,458 (April 30, 2005: TEUR 1,429) are also determined in accordance with IAS 19 (revised 1998).

Long-service entitlements were calculated by the projected unit credit method, using the following actuarial assumptions:

Biometric data	from AVÖ 1999 by Pagler & Pagler
Interest rate	5.75% per year
Wage/salary increases	3.0% per year
Retirement age	men: 61.5 - 65 years women: 56.5 - 60 years
Staff fluctuation according to length of service	
0-3 years	19%
3-5 years	13%
5-10 years	9%
10-15 years	5%
15-20 years	1%
over 20 years	0%

(18) Other non-current liabilities

in EUR '000	April 30, 2006	April 30, 2005
Miscellaneous other non-current liabilities	159	129
Total	**159**	**129**

Current liabilities

(19) Bank loans and overdrafts

An analysis of current bank loans and overdrafts in 2005/06 and 2004/05 provides the following breakdown:

in EUR '000	April 30, 2006	April 30, 2005
Variable rate export promotion loans (KRR)	8,779	5,800
Cash credit line I	6,395	6,395
Short-term cash facility in USD	663	3,049
Total	**15,837**	**15,244**

(20) Other current provisions

The movements in the most significant other provisions carried in accordance with IAS 37 are summarized below:

in EUR '000	May 1, 2005	Translation differences	Used	Reversal	Addition	April 30, 2006
Sales bonuses	438	4	(263)	(45)	532	666
Staff	1,343	8	(961)	(230)	1,901	2,061
Advertising	171	1	(158)	(14)	127	127
Tax consulting, auditing	345	6	(347)	(4)	401	401
Legal costs	356	(1)	(116)	(1)	171	409
Freight costs	7	0	(6)	(1)	3	3
Travel expenses	25	1	(25)	(1)	13	13
Licenses	55	0	(161)	0	118	12
Miscellaneous	575	(1)	(371)	(29)	518	692
Total	**3,315**	**18**	**(2,408)**	**(325)**	**3,784**	**4,384**

(21) Other current liabilities

Other current liabilities include, among other items, the following amounts owed to employees:

in EUR '000	April 30, 2006	April 30, 2005
Unconsumed leave	3,112	2,976
Special payments	1,790	2,003
Overtime pay	1,175	889
Social security obligations	1,022	1,087
Obligations to the Austrian tax authorities	628	631
Obligations to staff	551	591
Obligations from vouchers	821	800
Other	1,519	2,129
Total	**10,618**	**11,106**

IV. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

The consolidated cash flow statement traces the changes in the Wolford Group's cash and cash equivalents over the reporting year as a result of cash inflows and outflows.

The consolidated cash flow statement distinguishes between cash flows associated with operating activities, investing activities and financing activities.

Cash flow from operating activities is determined using the indirect method. The starting point is earnings before taxes, which is adjusted for non-cash expenses and revenues. The result plus the changes in net working capital (excluding cash and cash equivalents) shown in the consolidated balance sheets, represent cash flow from operating activities.

Inflows and outflows from interest receipts / payments are shown in cash generated by operations. As a rule, all interest expense and interest income results in cash flows, with the exception of the interest component in employee benefits.

(22) Cash and cash equivalents

Cash and cash equivalents consist only of cash and of demand deposits at banks.

(23) Purchases of other intangible assets and property, plant and equipment

During the reporting period the Group acquired other intangible assets and property, plant and equipment in the total amount of TEUR 6,615. The associated cash outflow during the period totalled TEUR 6,044.

V. OTHER INFORMATION

Acquisitions

Via a contract of purchase from January 29, 2006, Wolford Paris S.a.r.l. acquired the entire stock of Fanchon S.a.r.l., Toulouse. The company operates a boutique in Toulouse, the lease for which was assumed in unchanged form. Certain assets were acquired in the course of this purchase (in particular fixtures and fittings, the leasing rights and inventories).

The company was included in the scope of consolidation of Wolford Aktiengesellschaft with effect from March 1, 2006.

In the 2005/06 financial year the Wolford Group acquired further six partner boutiques/ shop-in-shops from franchising partners. All acquisitions involved the take over of certain assets (especially fixtures and fittings and inventories).

The total cost of all acquisitions was TEUR 573. Of this sum, TEUR 166 represented tangible non-current assets and TEUR 480 represented intangible non-current assets (lease and real estate rights). Acquired inventories amounted to TEUR 315. Wolford assumed a total of TEUR 20 in obligations to staff.

The new outlets contributed TEUR 1,516 to consolidated sales and TEUR 273 to EBIT.

Segment reporting

Wolford is an internationally operating manufacturer and retailer in the luxury segment of the high-quality legwear, bodywear, swimwear and lingerie branch. The Group's management information system is organized by regions, which represent the primary level of segmentation for financial reporting purposes.

As the secondary level of segmentation, Wolford distinguishes between "Retail" and "Wholesale" activities.

Wolford's Retail segment comprises all of the company's own flagship stores, the Wolford-owned boutiques and its shop-in-shops. The proprietary shop-in-shops are sections of department stores managed by Wolford. The Wholesale segment for its part covers all business activities with other retailers.

Inter-segment pricing is based on uniform wholesale prices less country-specific discounts.

As opposed to the preceding year, changes were made to the transfer price policy insofar as those subsidiaries which due to above-average sourcing activities in their sales territory incurred extra travel, staff, overhead and market expansion costs, including advertising expenditure, were granted improved commission and rebates until further notice.

Primary segment information (by region)

2005/06

in EUR '000	Austria	Rest of Europe	North America	Asia	Eliminations	Group
Sales	82,487	73,043	17,659	0	(51,763)	121,426
thereof intra-Group	51,763	0	0	0	(51,763)	0
External sales	30,724	73,043	17,659	0	0	121,426
Operating profit (loss) [EBIT]	6,244	792	800	3	(406)	7,433
Segment assets	110,006	24,266	7,732	1	(14,046)	127,959
Segment liabilities	56,663	18,754	4,826	1,252	(17,508)	63,987
Capital expenditure	3,109	2,581	925	0	0	6,615
Amortization and depreciation	4,359	1,159	744	0	0	6,262
thereof extraordinary	0	0	360	0	0	360
Number of employees (total headcount)	1,096	363	115	0		1,574

2004/05

in EUR '000	Austria	Rest of Europe	North America	Asia	Eliminations	Group
Sales	80,264	69,740	17,406	147	(51,250)	116,307
thereof intra-Group	51,250	0	0	0	(51,250)	0
External sales	29,014	69,740	17,406	147	0	116,307
Operating profit (loss) [EBIT]	(723)	783	(315)	(87)	(172)	(514)
Segment assets	103,615	23,622	6,931	33	(7,888)	126,313
Segment liabilities	58,154	17,796	7,247	1,241	(19,019)	65,419
Capital expenditure	4,472	1,320	38	0	0	5,830
Amortization and depreciation	4,885	993	850	0	0	6,728
thereof extraordinary	0	32	491	0	0	523
Number of employees (total headcount)	1,146	319	122	0		1,587

Secondary segment information

2005/06

In EUR '000	Retail	Wholesale	Eliminations	Group
Sales	40,543	86,993	(6,110)	121,426
Carrying amount of non-current segment assets x)	7,343	68,028	0	75,371
Capital expenditure of non-current segment assets	2,511	4,104	0	6,615

2004/05

In EUR '000	Retail	Wholesale	Eliminations	Group
Sales	32,557	89,549	(5,799)	116,307
Carrying amount of non-current segment assets x)	6,245	70,755	0	77,000
Capital expenditure of non-current segment assets	2,729	3,101	0	5,830

x) Excluding long-term receivables

Financial risk management (Group treasury)

Financial instruments

A financial instrument is a contractual business transaction that gives rise to a right to cash or another financial asset. Under IAS 32 and IAS 39 this includes both primary and derivative financial instruments. Primary financial instruments include, for example, trade receivables and payables, cash, bank balances, loans receivable and borrowings. Primary financial instruments held by the company that may involve credit risk are receivables, cash and cash equivalents, and securities. Derivative financial instruments (derivatives) are financial instruments, the value of which alters in response to the change in an underlying variable (such as an interest rate or security price), that require little or no initial net investment, and that are settled at a future date. Derivative financial instruments are used in the Wolford Group to hedge against movements in exchange rates and interest rates. The purpose of hedging currency risk is to create sufficient predictability in order to permit budgeting twelve months in advance. The goal in interest rate management is to reduce interest rate change risk both for assets and liabilities.

Credit risk

On the assets side, the reported carrying amounts also represent the maximum credit and default risk.

The risk actually incurred however, can be regarded as low, as most of the financial institutions involved have excellent credit ratings. In addition, the company limits the credit risk associated with customers by taking out credit insurance with Prisma Kreditversicherungs AG and with ÖKB Versicherungs AG, the Austrian national export credit agency.

Interest rate risk

On the assets side, interest rate risk exists with respect to the fixed-interest securities reported under financial assets.

On the liabilities side, the borrowings are subject to interest rate risk, which is partly hedged through an interest rate swap. As of April 30, 2006 the fair value of this swap was minus TEUR 2. The changes in the value of the interest rate swap are recognized in the income statement.

The carrying amount of bank liability as of April 30, 2006 represents the outstanding principal.

Currency risk management

Exchange rate risks arising from foreign currency receivables and forecasted transactions are largely hedged. This is accomplished by employing currency forwards and options.

Derivative financial instruments

The Group treasury uses derivatives in the form of currency forwards, options and an interest rate swap.

The derivatives positions open at April 30, 2006 had terms of less than twelve months:

	April 30, 2006			April 30, 2005		
	Amount			**Amount**		
	Foreign currency in '000	**TEUR**	**Fair value TEUR**	**Foreign currency in '000**	**TEUR**	**Fair value TEUR**
Interest rate swap	0	5,000	(2)	0	5,000	(59)
Currency forwards						
GBP	2,350	3,357	(11)	3,450	4,904	(117)
USD	3,600	2,934	95	3,600	2,799	33
NOK	4,900	615	(17)	7,800	948	(9)
SEK	5,200	556	(5)	8,000	880	4
CHF	7,600	4,946	73	7,300	4,809	36
CAD	495	349	0	760	478	10
Purchased options						
USD	1,000	815	35	3,000	2,246	47

The fair value of the derivative financial instruments is recognized in the "miscellaneous" item under other current provisions.

All forward currency contracts are carried at fair value in accordance with IAS 39. Neither the currency forwards nor the interest rate swap fulfil the stringent documentation requirements for hedge instruments. They must therefore be classified as "held for trading" under IAS 39, are measured at fair value and recognized in the income statement.

The fair values of the derivative foreign exchange instruments represent the market values of the forwards or option, which would be required as of April 30, 2006 in order to settle the respective currency derivative, without regard to any adverse developments in the value of the underlying instruments.

Fair value

The carrying amounts of cash and cash equivalents, current receivables and other assets, trade payables, current liabilities and provisions may be regarded as reasonable estimates of their current values in view of the short-term nature of these assets and liabilities.

The cost and fair value of securities held as non-current or current assets as of April 30, 2006 are as follows:

in EUR '000	Cost	Market value	Gains (losses) taken to equity
April 30, 2006			
Securities held as non-current assets			
Investment fund units (GF10)	4,230	3,834	(396)
Fixed-income bonds in Euros	1,006	1,023	17
Floating-rate bonds in Euros	1,517	1,433	(84)
Investment certificates and investment fund units (other)	2,578	2,457	(121)
Total	**9,331**	**8,747**	**(584)**

in EUR '000	Cost	Market value	Gains (losses) taken to equity
April 30, 2005			
Securities held as non-current assets			
Investment fund units (GF10)	4,230	4,014	(216)
Fixed-income bonds in Euros	2,962	2,984	22
Floating-rate bonds in Euros	1,517	1,450	(67)
Investment certificates and investment fund units (other)	2,578	2,273	(305)
Total	**11,287**	**10,721**	**(566)**

Of these securities, an amount of TEUR 8,747 is pledged as collateral for non-current liabilities. However, at the balance sheet date, securities to an amount of only TEUR 4,923 (April 30, 2005: TEUR 8,571) were actually required for this purpose.

Stock option plan

In 1998 and 1999, under a stock option plan, Wolford AG granted senior managers of Wolford AG and Group companies options to buy Wolford AG shares. A total of 29,500 options have been granted to date. 1,000 options expired in the 2005/06 financial year. No new options were issued in the financial year 2005/06.

To date, options have been granted as follows:

Former Executive Board members: 10,000 options (Fritz Humer and Josef Metzler, 5,000 options each)

Other senior management: 19,500 options (including 1,500 to senior managers at subsidiaries)

The exercise price is composed of the cost price of EUR 49.49 plus interest at the rate of four per cent per year and the cost incurred by the employer. Each option confers the right to buy one share of Wolford AG stock. The exercise period will end on September 7, 2006. The options are not transferable.

No options were exercised in the current financial year. As of April 30, 2006 the fair value of the options granted was near nil; they are therefore not recognized in the balance sheet

Employee numbers

In financial 2005/06 the Wolford Group had an average staff of 1,383 employees in terms of full-time equivalents (FTE) (2004/05: 1,388), including 467 wage-earners (2004/05: 515), 899 salaried employees (2004/05: 855) and 17 apprentices (2004/05: 18).

Transactions with related parties

The DORDA BRUGGER JORDIS Rechtsanwälte GmbH legal practice, the managing partner of which, Theresa Jordis, is a member of the Wolford Aktiengesellschhaft Supervisory Board, advises the company on legal matters. A standard fee was agreed, which is charged according to the work completed.

In view of the size of her holding in the aforementioned legal practice, no material business interest exists for Theresa Jordis.

The Swiss RCI Unternehmensberatung AG, Luzern, the CEO of which is Emil Flückinger, a member of the Wolford Aktiengesellschhaft Supervisory Board, advises the company in economic matters. In the 2005/06 financial year, the fee paid to the company amounted to EUR 414.62.

Other financial commitments

Wolford has the following obligations under long-term rental agreements and operating leases:

in EUR '000	April 30, 2006	April 30, 2005
Minimum rental and lease payments payable		
Within one year	7,186	5,986
After one year and within five years	17,194	16,057
After five years	5,479	3,630

The rental and lease expenditure in the 2005/06 financial year was TEUR 7,073 (2004/05: EUR 5,917).

Issued guarantees

A guarantee bond exists for a car leasing agreement for a member of the Executive Board to a total liability risk of TEUR 44 (2004/05: TEUR 45).

Other risks

As far as litigation is concerned, one lawsuit worth mentioning is that involving Pasala Pty Ltd. in Australia, whereby the management and its legal representatives regard the associated risk for the company as being low.

Executive Board and Supervisory Board

2005/06 **in EUR '000**	**Remuneration**	**Severance payments**	**Pensions**	**Total remuneration**
Executive Board members	1,378	3	166	1,547
thereof variable portion	535	0	0	535
thereof subsidiaries	163	0	0	163
Former Executive Board members	0	10	43	53
	1,378	**13**	**209**	**1,600**

2004/05 **in EUR '000**	**Remuneration**	**Severance payments**	**Pensions**	**Total remuneration**
Executive Board members	1,127	134	1,870	3,131
thereof variable portion	174	0	0	174
thereof subsidiaries	163	0	0	163
Former Executive Board members	479	0	134	613
	1,606	**134**	**2,004**	**3,744**

Emoluments paid to the Supervisory Board amounted to TEUR 50 (2004/05: TEUR 15), whereby this sum was allocated according to the respective function.

In the 2005/06 financial year the Executive Board had the following members:

Holger Dahmen, Chief Executive Officer (CEO)
Peter Simma, Deputy CEO
Roberto Geronzi

In the 2005/06 financial year the Supervisory Board had the following members:

Theresa Jordis, Chairwoman
Emil Flückiger, Deputy Chairman
Wolfgang K. Meusburger (until April 30, 2006)
Gerd Strehle (until March 31, 2006)

The Staff Council's representatives on the Supervisory Board were:

Anton Mathis
Peter Glanzer

The periods in office of the members of the Supervisory Board:

Theresa Jordis	Member since September 3, 2003, appointed for the current period at the 16th General Shareholders' Meeting on September 3, 2003 until the discharge for the financial year 2005/06 at the 19th General Shareholders' Meeting
Emil Flückiger	Member since December 14, 1992, appointed for the current period at the 15th General Shareholders' Meeting on September 3, 2002 until the discharge for the financial year 2006/07 at the 20th General Shareholders' Meeting
Wolfgang K. Meusburger	Member since September 3, 2003, appointed for the current period at the 16th General Shareholders' Meeting on September 3, 2003 until the discharge for the financial year 2005/06 at the 19th General Shareholders' Meeting
Gerd Strehle	Member since September 3, 2003, appointed for the current period at the 16th General Shareholders' Meeting on September 3, 2003 until the discharge for the financial year 2005/06 at the 19th General Shareholders' Meeting
Anton Mathis	Delegated by the Staff Council on December 16, 1999
Peter Glanzer	Delegated by the Staff Council on March 19, 2001

The Executive Committee (now the Compensation Committee), consisting of Theresa Jordis and Emil Flückiger, deals with the relationship between the company and the members of the Executive Board. The Compensation Committee held three sittings during the 2005/06 financial year.

The Audit Committee (formerly: Balance Committee), consisting of Theresa Jordis and Messrs Emil Flückiger and Peter Glanzer, which with effect from January 1, 2006, was renamed and allocated fresh powers, handles the examinations and preparations relating to approval of the financial statements, the proposal for the appropriation of profits, the Management Report, the consolidated financial statements and the Group Management Report. In addition, it also provides a suggestion concerning the choice of auditors. The Audit Committee held one meeting during the 2005/06 financial year.

Bregenz, Austria, June 28, 2006

Holger Dahmen m.p.

Peter Simma m.p.

Roberto Geronzi m.p.

CONSOLIDATED STATEMENT OF CHANGES IN NON-CURRENT ASSETS FOR THE FINANCIAL YEAR 2005/06

			Costs			
in EUR '000	**As of May 1, 2005**	**Translation differences**	**Additions**	**Disposals**	**Reclassi-fications**	**As of April 30, 2006**
Property, plant and equipment						
Land, land rights and buildings, including buildings on third-party land	75,786	74	1,249	17	386	77,478
thereof land	5,961	0	0	0	0	5,961
Technical equipment and machinery	28,706	0	697	669	61	28,795
Other equipment, factory and office equipment	22,262	41	2,051	1,816	777	23,315
Prepayments and construction in process	243	1	1,287	0	(1,448)	83
	126,997	**116**	**5,284**	**2,502**	**(224)**	**129,671**
Goodwill	**1,074**	**29**	**0**	**0**	**0**	**1,103**
Concessions, patents and licenses	5,784	1	290	16	224	6,283
Security deposits paid for leased and rented real estate	5,592	4	1,041	0	0	6,637
	11,376	**5**	**1,331**	**16**	**224**	**12,920**
Total	**139,447**	**150**	**6,615**	**2,518**	**0**	**143,694**

Accumulated depreciation and amortization						Carrying amounts	
As of May 1, 2005	Translation differences	Impairment	Additions	Disposals	As of April 30, 2006	As of May 1, 2005	As of April 30, 2006
22,003	38	140	2,534	10	24,705	53,783	52,774
0	0	0	0	0	0	5,961	5,961
25,957	0	0	754	669	26,042	2,749	2,753
17,834	37	3	1,869	1,745	17,998	4,428	5,315
0	1	0	0	0	1	243	83
65,794	**76**	**143**	**5,157**	**2,424**	**68,746**	**61,203**	**60,924**
227	**0**	**188**	**0**	**0**	**415**	**847**	**687**
5,085	1	0	333	16	5,403	699	880
2,065	1	29	412	0	2,507	3,527	4,129
7,150	2	29	745	16	7,910	4,226	5,009
73,171	**78**	**360**	**5,902**	**2,440**	**77,071**	**66,276**	**66,620**

CONSOLIDATED STATEMENT OF CHANGES IN NON-CURRENT ASSETS FOR THE FINANCIAL YEAR 2004/05

in EUR '000	Costs					
	As of May 1, 2004	Translation differences	Additions	Disposals	Reclassi-fications	As of April 30, 2005
Property, plant and equipment						
Land, land rights and buildings, including buildings on third-party land	75,988	(191)	774	1,303	518	75,786
thereof land	5,977	0	0	16	0	5,961
Technical equipment and machinery	28,334	(1)	575	202	0	28,706
Other equipment, factory and office equipment	22,077	(133)	1,975	1,657	0	22,262
Prepayments and construction in process	375	1	518	0	-651	243
	126,774	**(324)**	**3,842**	**3,162**	**-133**	**126,997**
Goodwill	**1,140**	**(66)**	**0**	**0**	**0**	**1,074**
Concessions, patents and licenses	5,434	0	433	83	0	5,784
Security deposits paid for leased and rented real estate	3,921	(17)	1,555	0	133	5,592
	9,355	**(17)**	**1,988**	**83**	**133**	**11,376**
Total	**137,269**	**(407)**	**5,830**	**3,245**	**0**	**139,447**

Accumulated depreciation and amortization						Carrying amounts	
As of May 1, 2004	**Translation differences**	**Impairment**	**Additions**	**Disposals**	**As of April 30, 2005**	**As of May 1, 2004**	**As of April 30, 2005**
20,148	(123)	252	2,402	676	22,003	55,840	53,783
0	0	0	0	0	0	5,977	5,961
25,035	0	0	1,124	202	25,957	3,299	2,749
17,669	(122)	44	1,882	1,639	17,834	4,408	4,428
0	0	0	0	0	0	375	243
62,852	**(245)**	**296**	**5,408**	**2,517**	**65,794**	**63,922**	**61,203**
0	**0**	**227**	**0**	**0**	**227**	**1,140**	**847**
4,747	(1)	0	420	81	5,085	687	699
1,697	(9)	0	377	0	2,065	2,224	3,527
6,444	(10)	0	797	81	7,150	2,911	4,226
69,296	**(255)**	**523**	**6,205**	**2,598**	**73,171**	**67,973**	**66,276**

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated financial statements of Wolford Aktiengesellschaft, Bregenz, for the financial year from May 1, 2005 to April 30, 2006. The Company's management is responsible for the preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and for the preparation of the management report for the Group in accordance with Austrian regulations. Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to state whether the management report for the group is in accordance with the consolidated financial statements.

We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing and International Standards on Auditing (ISA) issued by the International Federation of Accountants (IFAC). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement and whether we can state that the management report for the Group is in accordance with the consolidated financial statements. In determining the audit procedures we considered our knowledge of the business, the economic and legal environment of the Group as well as the expected occurrence of errors. An audit involves procedures to obtain evidence about amounts and disclosures in the consolidated financial statements predominantly on a sample basis. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any objections. In our opinion, which is based on the results of our audit, the consolidated financial statements of Wolford Aktiengesellschaft, Bregenz, are in accordance with legal requirements and present fairly, in all material respects the financial position of the Group as of April 30, 2006, and of the results of its operations and its cash-flows for the financial year from May 1, 2005 to April 30, 2006, in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The management report for the Group is in accordance with the consolidated financial statements.

Vienna, June 28, 2006

Deloitte Wirtschaftsprüfungs GmbH

Manfred Geritzer

Walter Müller

Certified Public Accountants

REPORT OF THE WOLFORD AG SUPERVISORY BOARD

Ladies and gentlemen,

In the financial year 2005/06 the Supervisory Board fulfilled its responsibilities under the law and the company articles. We advised the Executive Board on a regular basis with regard to the running of the company and supervised the management of Wolford AG. The Executive Board provided with ongoing verbal and written reports in an up-to-date and detailed manner. During the meetings of the Supervisory Board, the members of the Executive Board furnished reports concerning developments in their business areas. Current individual topics and decisions were considered in the course of discussions between the Executive and Supervisory Boards.

Supervisory Board meetings
The Supervisory Board met on five occasions during the financial year and no member attended less than half of these meetings.

The following matters were dealt with:

At the initial meeting in the financial year, held on July 20, 2005, the auditors' report and the 2004/2005 Management Report were adopted and approved in accordance with the recommendation of the Audit Committee. In addition, the consolidated financial statements 2004/2005, including the Group Management Report and the Executive Board's proposal for the appropriation of profits were also approved.

During this and subsequent meetings, the Supervisory Board discussed the monobrand/ retail distribution strategy in detail and examined new business locations. Furthermore, the new business fixtures and fittings and their phased introduction were also considered.

Finally, at the Supervisory Board meeting on December 12, 2005 and April 5, 2006, the question of cost saving possibilities with regard to production, logistics and purchasing was dealt with at length.

At the meeting on April 5, 2006, the future e-commerce project was finally agreed.

Corporate governance
The Wolford AG Supervisory Board expressly underlined its commitment to upholding the Austrian Corporate Governance Code and thus responsible corporate management and controls targeted on sustainable value added. A comprehensive presentation of corporate governance at Wolford AG is contained in the Corporate Governance section of this Annual report and has also been published on the Wolford AG Internet homepage.

Supervisory Board Committees
From its members, the Supervisory Board formed two committees, the composition of which is described in this Annual Report and on the Wolford AG homepage.

The Presidium (now the Remuneration Committee) deals with the relationship between the company and the members of the Executive Board. The Remuneration Committee held three sittings during the 2005/06 financial year.

The Audit Committee (formerly: Balance Committee), which with effect from January 1, 2006, was renamed and allocated fresh powers, handles the examinations and preparations relating to approval of the financial statements, the proposal for the appropriation of profits, the Management Report, the consolidated financial statements and the Group Management Report. In addition, it also provides a suggestion concerning the choice of auditors. The Auditing Committee held one meeting during the 2005/06 financial year.

Annual financial statements
Deloitte Wirtschaftsprüfungs GmbH, the auditors selected by the General Shareholders' Meeting, audited the annual financial statements and Management Report, as well as the consolidated financial statements and Group Management Report for 2005/06 and allocated them an unqualified opinion.

Representatives of the auditors attended the accounts meeting of the Supervisory Board and provided explanations. The Supervisory Board concurred with the results of this audit and declared its agreement with the proposal for the appropriation of profits.

The annual financial statements prepared by the Executive Board were approved by the Supervisory Board and therefore are taken as adopted in accordance with §125 Para. 2 of the Austrian Corporation Act. The consolidated financial statements and the Group Management Report were also approved.

The Supervisory Board wishes to thank both the Executive Board and the workforce for their great personal endeavours during the past financial year.

On behalf of the Supervisory Board

Theresa Jordis
Chairwoman

Vienna, June 2006



Glossary

NON FINANCIAL

Accessories	Items which are meant to accompany other products and complement a collection.
Average unit price	Calculated based on Wolford regular unit sales at wholesale prices.
Lingerie (bodyCULTURE)	Lingerie bras, briefs, corsages, garter belts and slips: with or without shaping function. Classic year-round selection and seasonal trend collection.
Bodywear/ Outerwear	"bodies", sweaters, shirts, tops, bustiers as well as pants, skirts, cardigans and dresses. Classic year-round selection and seasonal trend collection.
Brand products	Any products distributed under the Wolford label.
Contract/ Private Label (~products, ~manufacturing)	Any products sold under a third-party label or manufacturing done for such a label.
Croisière	Generic name for a line of swimwear which is already on store shelves in October or November, before the start of the swimwear fashion season in January.
Distribution channel	Generic term for a category of sales outlets. Wolford's main distribution channels are boutiques, department stores and multi-brand retailers.
Factory Outlet	Outlet for (factory) clearance sales, seconds and other discounted merchandise.
Legwear	Hosiery: pantyhose, stockings, stay-ups, knee-highs and socks. Classic year-round selection and seasonal trend collection.
Multi-brand outlets	Specialty retailers that sell both Wolford's and other brands' products.

Partner boutiques	Wolford boutiques that are owned and operated by non-Group merchants. Distinct from Wolford-owned boutiques.
Product groups	The major product categories offered by Wolford. These are Legwear, Bodywear, Swimwear, Lingerie (bodyCULTURE) and Accessories.
Retail (segment)	A segment of Wolford's activities used for accounting purposes, the capitalized term. "Retail" refers to Wolford-owned sales outlets, i.e. all direct sales to consumers.
Season	Wolford works with a cycle of two seasons: spring/summer (S/S) and fall/winter (F/W). At Wolford the S/S collection begins shipping in January of the year and the F/W collection ships from June.
Shop-in-shop (SIS)	A subset of both the multi-brand retail and department store distribution channels. A shop-in-shop exists where a multi-brand outlet or department store dedicates separate floor space to Wolford's products and thus highlights the brand.
Swimwear/ Beachwear	Swimsuits, swimkinis, and beach accessories such as pareos, pants, tops, caftans and dresses. Seasonal collection only.
Trend products	All designs that are only seasonal, i.e. offered only in the spring/summer or fall/winter collection and not available off-season.
Wholesale	A reporting segment of Wolford's operations: any sale to other businesses.
Wolford boutique/ Monobrand	Single-brand outlet: a boutique selling only Wolford merchandise.

FINANCIALS

Brand sales	Sales of products under the Wolford label.
Capital employed	Shareholders' equity plus interest-bearing debt less gross liquidity.
Earnings before interest and taxes (EBIT)	Operating profit.
CGU	Cash-generating unit Smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
Earnings per share (EPS)	Net profit for the year divided by the number of shares entitled to dividend payments (4,750,000 shares at the balance sheet dates).
EBITDA	Earnings before interest, taxes, depreciation and amortization.
Economic value added (EVA)	EVA is found by multiplying the difference between ROCE and WACC by capital employed; EVA represents the extent to which the capital employed earns a better or poorer return than the weighted average cost of capital, which can be considered an expected minimum return.
Equity ratio	Shareholders' equity as a percentage of total assets.
ERP	European Recovery Program.
Financial result	The balance of three items: net interest cost, net investment securities income, and interest paid on employee benefit funding.
Free cash flow	Cash flow from operating and investing activities less required repayments on debt.
Gearing	Also called debt-equity gearing; net debt as a percentage of shareholders' equity.

Gross liquidity — The sum of cash and cash equivalents, securities carried as current assets, and financial investments that can be converted into cash at any time (excluding securities required to cover employee benefit obligations).

HGB — Austrian Commercial Code ("Handelsgesetzbuch")

KonzAG — Austrian Law on Consolidated Financial Statements ("Konzernabschlussgesetz")

KRR — Kontrollbank Refinanzierungsrahmen

Market capitalization — Number of shares outstanding multiplied by the closing market price of the stock. In this report, the figure is understood to be as at the balance sheet date.

Net debt — Bank debt (loans and overdraft) plus interest-bearing liabilities to other lenders (federal/regional government or similar parties) less gross liquidity.

NOPAT — Net operating profit after tax.

Return on capital employed (ROCE) — NOPAT as a percentage of capital employed; ROCE represents the net return on invested capital.

Return on equity (ROE) — Net profit for the year as a percentage of shareholders' equity.

Return on sales (ROS) — Net profit for the year as a percentage of sales.

Sales — Net sales revenues less any sales deductions. Also called "revenues" in this report.

Weighted average cost of capital (WACC) — The weighted costs of debt capital and equity capital to the company.

Working capital — Current assets minus current liabilities.



Imprint

WOLFORD AG
Wolfordstraße 1
A-6901 Bregenz am Bodensee
Austria

Information:
WOLFORD AG
Anita Erhard
Tel.: (+43 5574) 690 1268
Fax: (+43 5574) 690 1219
E-mail: investor@wolford.com
Website: www.wolford.com

The annual report in German or English can be ordered by calling (+43 5574) 690 1268. It can also be downloaded via the Internet at www.wolford.com.

Consulting: Pleon Publico Public Relations & Lobbying
Layout: gruenberg 4
Photos: Wolford AG
Druck: Buchdruckerei Lustenau, Millennium Park 10
Papier: Hello Silk

We have prepared this English translation of the annual report with the greatest possible care, but cannot rule out the possibility of differences between the translation and the German original.

The German original is definitive.

